Exhibit 99.2

Management’s Discussion and Analysis for the Three

and Nine months ended September 30, 2015

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

November 12, 2015

Introduction

Management’s discussion and analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect its future performance. The MD&A should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2014 and the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015 and 2014 and the related notes contained therein. All amounts in this MD&A and in the unaudited condensed interim consolidated financial statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Pan American’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements.

This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining cost per silver ounce sold", “cash costs per ounce of silver”, “working capital’, “adjusted earnings” and “basic adjusted earnings per share”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of all-in sustaining cost per silver ounce sold, adjusted earnings and basic adjusted earnings per share, as well as the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements.

Any reference to “cash costs” or “cash costs per ounce of silver” in this MD&A should be understood to mean cash costs per ounce of silver, net of by-product credits.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding the risks associated with forward looking statements at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Form 40-F and Annual Information Form on file with the U.S. Securities and Exchange Commission and the Canadian provincial securities regulatory authorities. Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com

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Core Business and Strategy

Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits and opportunities throughout North and South America. The Company is listed on the Toronto Stock Exchange (Symbol: PAA) and on the Nasdaq Global Select Market (“NASDAQ”) Exchange in New York (Symbol: PAAS).

Pan American’s vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:

•	Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of silver assets

•	Constantly replace and grow our mineable silver reserves and resources through targeted near-mine exploration and global business development

•	Foster positive long term relationships with our employees, our shareholders, our communities and our local governments through open and honest communication and ethical and sustainable business practices

•	Continually search for opportunities to upgrade and improve the quality of our silver assets both internally and through acquisition

•	Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization

To execute this strategy, Pan American has assembled a sector leading team of mining professionals with a depth of knowledge and experience in all aspects of our business that allows the Company to confidently advance early stage projects through construction and into operation.

Pan American is determined to conduct its business in a responsible and sustainable manner. Caring for the environment in which we operate, contributing to the long-term development of our host communities and ensuring that our employees can work in a safe and secure manner are core values at Pan American. We are committed to maintaining positive relations with our employees, local communities and government agencies, all of whom we view as partners in our enterprise.

Pan American Silver Corp.	4

Q3 2015 KEY NOTES

•	Silver Production of 6.61 Million Ounces

Pan American’s silver production for the three month period ended September 30, 2015 (“Q3 2015”) was 6.61 million ounces, a 7% increase from the 6.19 million silver ounces produced in the three month period ended September 30, 2014 (“Q3 2014”). The quarter over quarter increase was achieved with improved silver production principally at the San Vicente and Dolores mines, which increased quarterly silver production from a year ago by 0.27 million ounces and 0.23 million ounces, respectively. The Q3 2015 production brought total silver production for the first nine months of 2015 to 19.33 million ounces, on pace to achieve the annual forecast of 25.50 to 26.50 million ounces.

•	Record Quarterly Gold Production

Pan American set a new gold production record in Q3 2015, producing 53.6 thousand ounces, 57% higher than production rates during the comparable quarter of 2014. The record gold production was achieved in large part due to Manantial Espejo producing 9.5 thousand ounces more gold as a result of higher gold grades. In addition, the Q3 2015 gold production at the Dolores and Alamo Dorado mines increased by 7.1 thousand ounces and 3.0 thousand ounces from Q3 2014, respectively, resulting from higher gold grades at Alamo and a combination of higher grades and throughput at Dolores.

•	Manantial Espejo Write-down

The Company recognized an after-tax reduction to the carrying value of its Manantial Espejo property in Argentina of $53.5 million in Q3 2015. The write-down was taken in recognition of lower short-term consensus price forecasts and the continued challenging operating environment in Argentina. The reduction in carrying value was reflected in an impairment charge to property, plant and equipment of $28.8 million, a net-realizable value (“NRV”) write-down of stockpile inventories of $ 21.0 million and a valuation allowance on deferred income tax assets of $3.7 million.

•	Financial Results

A net loss of $67.5 million was recorded in Q3 2015, which corresponds to a basic loss per share of $0.44. The majority of the net loss was due to the write-down taken at Manantial Espejo in the quarter. Mine operating losses increased from the same period last year, primarily attributable to lower realized metal prices in Q3 2015 compared to those in Q3 2014. Partially offsetting these negative price impacts on revenue were increased sales volumes and positive variances in production costs. Cash flow from operations remained strong in Q3 2015, generating $32.9 million comparable to $38.3 million generated in Q3 2014.

•	Cash Costs and AISCSOS Guidance Lowered

Consolidated cash costs per ounce of silver, net of by-product credits (“cash costs”), for the three and nine month period ended September 30, 2015 of $8.74 and $9.92, respectively, were both below the low-end of management’s 2015 guidance of $10.80 to $11.80 per ounce. Based on the performance for the first nine months of 2015, management is reducing 2015 full-year cash cost guidance to between $10.00 and $10.50 per ounce.

Consolidated all-in sustaining costs per silver ounce sold net of by-product credits (“AISCSOS”) for the three and nine month period ended September 30, 2015 were $16.29 and $14.99 respectively. The year to date AISCSOS was below management’s 2015 annual guidance of $15.50 to $16.50. The Q3 2015 AISCSOS was negatively impacted by the NRV adjustments recorded primarily as part of the write-down of Manantial Espejo. Total NRV adjustments added $2.71 per ounce to consolidated AISCSOS for the three month period ended September 30, 2015. Based on the performance for the first nine months of 2015, and assuming that there are no further significant negative NRV adjustments in the fourth quarter of 2015, management is reducing 2015 full-year AISCSOS guidance to between $15.00 and $15.50 per ounce.

Pan American Silver Corp.	5

•	Strong Liquidity and Working Capital Position, and Continued Returns to Shareholders

The Company had cash and short-term investment balances of $266.1 million and working capital of $420.1 million as at September 30, 2015, a decrease of $8.8 million and $49.7 million, respectively, from June 30, 2015. The Company had total debt outstanding of $57.9 million at the end of Q3 2015, a $4.0 million reduction from the $61.8 million at June 30, 2015. The Company’s $300.0 million revolving credit facility, established in the second quarter of 2015, remains undrawn and available to the Company as of September 30, 2015. The Company’s strong balance sheet and positive operating cash flow facilitated the continued return of value to shareholders in Q3 2015 by way of $7.6 million in dividend payments.

•	Progress on the La Colorada & Dolores Expansion Projects

Construction of the new sulphide plant at the La Colorada mine continued as scheduled during Q3 2015 and all of the major pieces of process equipment arrived at site and are ready for installation, which will commence in the fourth quarter of 2015 “Q4 2015”. Raise boring of the new 5.1 meter diameter shaft at La Colorada commenced and advanced slightly more than half-way. Fabrication of the headframe continued on schedule and the permanent hoist installation will commence in Q4 2015. It is forecasted that the new sulphide plant will be ready to receive ore feed in mid-2016, with the shaft expected to be in operation by year-end 2016.

Work on the agglomeration plant project at the Dolores mine consisted predominantly of basic and detail engineering; with construction expected to commence in the first half of 2016. The underground ramp at Dolores advanced to 609 meters from the portal, approximately halfway from intersecting the primary mineralization structure. Construction of the new electrical line is advancing on schedule and is expected to be complete by mid-2016.

Q3 2015 Operating Performance

The following table compares silver production and cash costs, net of by-product credits, at each of Pan American’s operations for the respective three and nine months periods ended September 30, 2015 and 2014:

	Silver Production (ounces ‘000s)				Cash Costs(1) ($ per ounce)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014	2015	2014	2015	2014
La Colorada	1,321	1,253	3,904	3,693	6.76	8.58	7.45	8.33
Dolores	1,201	966	3,304	3,028	8.70	14.57	8.61	12.92
Alamo Dorado	692	674	2,152	2,608	9.58	17.04	13.66	12.50
Huaron(2)	879	933	2,718	2,683	11.51	10.74	10.75	11.33
Morococha(2)(3)	564	637	1,641	1,767	12.59	8.43	13.04	13.46
San Vicente(4)	1,028	755	3,037	2,776	11.23	16.05	11.73	13.71
Manantial Espejo	928	972	2,578	2,812	4.16	15.54	7.66	8.88
Consolidated Total(2) (5)	6,612	6,189	19,335	19,368	8.74	12.86	9.92	11.30

Pan American Silver Corp.	6

(1)	Cash costs is a non-GAAP measure. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements.
(2)	In 2014 it was determined that previously reported cash costs for the Company's Peruvian operations overstated copper by-product credits. Both consolidated and Peruvian cash costs for 2014 have been adjusted to correct for this overstatement. The effect of these corrections for the three and nine months ended September 30, 2014 was as follows: a $0.57 and $0.47 per ounce increase to consolidated cash costs, respectively; a $3.11 and $2.88 per ounce increase to Huaron cash costs, respectively; and a $1.57 and $1.36 per ounce increase to Morococha cash costs, respectively.
(3)	Morococha data represents Pan American's 92.3% interest in the mine's production.
(4)	San Vicente data represents Pan American's 95.0% interest in the mine's production.
(5)	Totals may not add due to rounding.

•	Q3 2015 Silver Production

The graph below presents silver production by mine in Q3 2015:

Pan American’s Q3 2015 silver production of 6.61 million ounces was 0.42 million ounces, or 7%, more than the 6.19 million ounces produced in Q3 2014. The Company’s Mexican mines and its Bolivian mine all had increased quarter over quarter silver production that resulted in a combined 0.59 million ounce increase from Q3 2014 production levels. This increase more than offset the combined 0.17 million ounce silver production decrease at its Peruvian and Argentinian mines. The largest quarter over quarter increases in silver production came from the San Vicente mine in Bolivia and the Dolores mine in Mexico, where silver production increased by 0.27 million ounces and 0.24 million ounces, respectively. The largest quarter over quarter decrease was at the Morococha mine in Peru, where silver production decreased by 0.07 million ounces.

•	Q3 2015 Cash Costs

Consolidated cash costs per ounce of silver for the three and nine months ended September 30, 2015 were $8.74 per ounce and $9.92 per ounce, respectively, which compared to $12.86 per ounce and $11.30 per ounce for the three and nine months ended September 30, 2014. Consolidated cash costs in Q3 2015 decreased from those in Q3 2014 through a combination of a $2.95 decrease to costs per ounce before by-product credits, and a $1.16 per ounce increase in by-product credits. Q3 2015 per ounce costs before by-product credits benefited from both decreased consolidated costs, resulting primarily from favorable exchange rate differences, cost decreases and increased consolidated silver production. The increase to Q3 2015 per ounce by-product credits was largely due to increased gold production at the Manantial Espejo, Dolores and Alamo Dorado mines.

Pan American Silver Corp.	7

The most significant individual contribution to decreased consolidated cash costs was from the Manantial Espejo mine which had an $11.38 per ounce quarter over quarter decrease to its cash costs, resulting primarily from increased gold by-product credits. Each operation’s cash costs are separately discussed in the Q3 2015 Individual Mine Performance section of this MD&A.

•	Q3 2015 Average Market Metal Prices

The following tables set out the average market price for each metal produced for the three and nine months ended September 30, 2015 together with prices for the comparable periods in 2014:

	Average Market Metal Prices
	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Silver/ounce	$14.91	$19.76	$15.99	$19.95
Gold/ounce	$1,124	$1,282	$1,178	$1,288
Zinc/tonne	$1,847	$2,311	$2,035	$2,140
Lead/tonne	$1,714	$2,181	$1,818	$2,128
Copper/tonne	$5,259	$6,994	$5,699	$6,943

•	Q3 2015 By-Product Production

The following tables set out the Company’s by-product production for the three and nine months ended September 30, 2015 together with amounts for the comparable periods in 2014:

	By-Product Production
	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Gold - ounces ‘000s (“koz”)	53.6	34.1	135.5	117.6
Zinc - tonnes ‘000s (“kt”)	10.7	10.5	29.2	33.3
Lead - kt	3.5	3.5	10.5	11.1
Copper - kt	3.6	2.4	11.0	6.0

Consolidated gold production in Q3 2015 was a Company record 53.6koz, a 19.5koz or 57% increase from Q3 2014 gold production. The increase was primarily the result of Manantial Espejo producing 9.5koz more gold as a result of higher gold grades. Similarly, the Q3 2015 gold production at the Dolores and Alamo Dorado mine increased by 7.1koz and 3.0koz from Q3 2014, respectively, resulting from higher gold grades at Alamo and a combination of higher grades and throughput at Dolores.

Consolidated copper production primarily from the Company’s Peruvian operations in Q3 2015 was 3.6kt, a 50% increase from the 2.4kt produced in Q3 2014. The increase was almost entirely attributable to the Morococha mine, which produced 1.15kt or 132% more copper in Q3 2014, as a result of significantly increased copper grades and recoveries. Copper production at the Huaron mine in Q3 2015 of 1.5kt was consistent with the 1.6kt produced in Q3 2014.

Pan American Silver Corp.	8

Consolidated zinc production in Q3 2015 increased by 0.2kt from Q3 2014 production. The increased zinc production was largely the result of higher grades at both the La Colorada and San Vicente mines partially offset by lower grades at Morococha compared to Q3 2014. Consolidated lead production was flat quarter-over-quarter as lower grades and recoveries at Morococha were partially offset by higher grades at La Colorada, San Vicente and Huaron.

•	Q3 2015 AISCSOS

The following table reflects the quantities of payable silver sold and AISCSOS at each of Pan American’s operations for the three and nine months ended September 30, 2015, as compared to the same periods in 2014.

	Payable Silver Sold (ounces ‘000s)				AISCSOS(1) ($ per ounce)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014	2015	2014	2015	2014
La Colorada	1,231	1,292	3,846	3,627	9.37	11.53	9.51	11.42
Dolores	1,140	1,052	3,400	3,030	11.85	27.49	9.93	25.80
Alamo Dorado	710	770	2,218	2,790	11.81	14.75	14.33	11.78
Huaron	738	749	2,235	2,237	17.76	17.09	16.25	17.91
Morococha	532	571	1,512	1,588	17.74	13.84	18.64	19.12
San Vicente (2)	737	1,036	2,572	3,060	12.99	12.49	12.42	14.47
Manantial Espejo	960	762	2,677	2,747	29.77	41.00	21.68	18.22
Consolidated Total (2) (3)	6,048	6,230	18,460	19,079	16.29	20.08	14.99	17.64

(1)	AISCSOS is a non-GAAP measure. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015 and 2014. Corporate general and administration (“G&A”) costs are included in the consolidated AISCSOS, but not allocated in calculating AISCSOS for each operation.
(2)	In 2014 it was determined that certain charges to metal sales were being treated differently in the quantification of AISCSOS for the Company’s San Vicente operation compared to the Company’s other operations. As such previously reported AISCSOS for the San Vicente operation have been revised to quantify AISCSOS with a methodology consistent with that used by Company’s other operations. The effect of this revision for the three and nine months ended September 30, 2014 was a $0.42 and $0.38 decrease to the Company’s previously reported consolidated AISCSOS of $20.50 and $18.02 respectively. The effect of this revision for the three and nine months ended September 30, 2014 was a $2.53 and $ 2.40 decrease, respectively, to reported AISCSOS for the San Vicente mine.
(3)	Totals may not add due to rounding.

Consolidated AISCSOS for the three and nine months ended September 30, 2015 were $16.29 and $14.99, respectively, a 19% and 15% reduction from AISCSOS of $20.08 and $17.64 in the respective 2014 comparative periods. AISCSOS in Q3 2015 and Q3 2014 were adversely impacted by negative NRV adjustments to inventories, which increased production costs by $16.4 million and $15.4 million, respectively.

The decline in quarter over quarter AISCSOS resulted primarily from: (i) a $9.9 million decrease in sustaining capital expenditures; (ii) a $7.4 million decrease in production costs inclusive of a $1.0 million increase in negative NRV adjustments to inventories; and (iii) a $7.4 million increase in by-product credits; offset by a 3% decrease in the amount of silver ounces sold.

The decline in AISCSOS for the nine months ended September 30, 2015 from those in the same period of 2014 resulted primarily from: (i) a $24.7 million decrease in sustaining capital expenditures; (ii) a $23.4 million decrease in production costs, driven by a $21.9 million decrease in negative NRV adjustments to inventories; (iii) a $8.6 million increase in by-product credits; and (iv) a $4.7 million reduction in royalty costs; offset by a 3% decrease in the amount of silver ounces sold, and a $3.6 million increase in smelting and refining charges (“TCRCs”).

Pan American Silver Corp.	9

Q3 2015 Individual Mine Performance

An analysis of each operation for the three and nine months ended September 30, 2015 follows, as compared to the operating performance for the respective periods of 2014. Reported metal figures in the tables in this section reflect actual volumes of metals produced.

La Colorada mine

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Tonnes milled - kt	123.2	118.9	362.8	351.7
Average silver grade – grams per tonne	370	365	372	363
Average silver recovery - %	90.1	89.7	90.1	89.9
Production:
Silver – koz	1,321	1,253	3,904	3,693
Gold – koz	0.70	0.54	1.98	1.85
Zinc – kt	2.29	1.70	6.40	5.51
Lead – kt	1.03	0.81	3.01	2.72

Cash cost per ounce net of by-products(1)	$6.76	$8.58	$7.45	$8.33

AISCSOS(2)	$9.37	$11.53	$9.51	$11.42

Payable silver sold - koz	1,231	1,292	3,846	3,627

Sustaining capital - (’000s)(3)	$2,717	$4,173	$6,904	$11,988
(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to our cost of sales.
(2)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015 and 2014.
(3)	Sustaining capital expenditures excludes $10.3 million and $26.0 million of investing activity cash outflow in for the three and nine months ended September 30, 2015 respectively (2014: $2.9 million and $10.4 million, respectively) related to investment capital incurred on the expansion project as disclosed in the “Project Development Update and Alternative Performance (non-GAAP) Measures” sections of this MD&A.

The La Colorada mine produced 5% more silver in Q3 2015 than in Q3 2014, primarily as a result of increased throughput and silver grades.

The Q3 2015 cash costs of $6.76 per ounce were 21% lower than the $8.58 per ounce cash costs in Q3 2014. The $1.82 per ounce decrease was largely driven by higher throughput rates, certain consumable cost reductions, reduced underground development advances expected to recommence in 2016, and favorable currency exchange rates. Also benefiting Q3 2015 cash costs was a 5% increase in payable silver production as well as increased by-product credits driven mainly by increased quarter over quarter gold, zinc and lead production, partially offset by lower metal prices.

Q3 2015 AISCSOS decreased by 19% to $9.37 from $11.53 in Q3 2014 due primarily to a $3.0 million quarter over quarter decrease in direct operating costs and a $1.5 million decrease in sustaining capital expenditures; offset by $0.9 million fewer by-product credits driven by lower by product prices, and a 5% quarter over quarter decrease in the amount of payable silver ounces sold.

Sustaining capital expenditures at La Colorada during Q3 2015 totalled $2.7 million, the majority of which was spent on mine infrastructure, exploration drilling, a mine dewatering treatment plant, mine equipment replacement and rehabilitations, process plant improvements, and access road upgrades.

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Dolores mine

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Tonnes placed - kt	1,541.4	1,376.0	4,607.6	4,441.9
Average silver grade – grams per tonne	46	41	46	39
Average gold grade – grams per tonne	0.65	0.49	0.58	0.42
Average silver produced to placed ratio - %	52.5	53.0	48.5	54.8
Average gold produced to placed ratio - %	70.5	71.7	70.4	81.8
Production:
Silver – koz	1,201	966	3,304	3,028
Gold – koz	22.58	15.44	60.93	48.83

Cash cost per ounce net of by-products(1)	$8.70	$14.57	$8.61	$12.92

AISCSOS(2)	$11.85	$27.49	$9.93	$25.80

Payable silver sold - koz	1,140	1,052	3,400	3,030

Sustaining capital - (’000s)(3)	$4,066	$6,824	$15,097	$19,670
(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to our cost of sales.
(2)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015 and 2014.
(3)	Sustaining capital expenditures excludes $4.7 million and $17.6 million of investing activity cash outflow for the three and nine months ended September 30, 2015, respectively (2014: $0.1 million and $18.7 million, respectively) related to investment capital incurred on Dolores expansion projects as disclosed in the “Project Development Update and Alternative Performance (non-GAAP) Measures” sections of this MD&A.

Silver production at Dolores in Q3 2015 increased 24% from that in Q3 2014, a result of a 12% increase in throughput largely due to the heavy rainfalls that impacted production in Q3 2014, as well as higher silver grades.

Cash costs of $8.70 per ounce in Q3 2015 were $5.87 per ounce lower than in Q3 2014. The 40% decrease in cash costs was predominantly driven by a $5.24 per ounce decrease in costs before by-product credits, which resulted from a 24% increase in payable silver production and decreases to costs per tonne placed from less impactful rains, reductions in the costs of certain consumables, and favorable currency exchanges. Further improving quarter over quarter cash costs was a $0.63 per ounce increase in by-product credits that resulted from a 46% increase in gold production from 33% higher gold grades and increased throughput, partially offset by lower gold prices.

Q3 2015 AISCSOS decreased by 57% to $11.85 from $27.49 in Q3 2014 primarily due to: a $10.1 million quarter over quarter decrease in direct operating costs, inclusive of a $7.4 million decrease in negative NRV adjustments to inventory; an 8% increase in the quantity of silver sold; a $2.8 million quarter over quarter decrease in sustaining capital expenditures; and a $1.9 million increase in by-product credits from increased gold sales volumes.

Q3 2015 sustaining capital expenditures at Dolores totalled $4.1 million the majority of which was invested in pre-stripping activities. The remaining sustaining capital investment was largely comprised of investments in mine and process equipment replacement and rehabilitations, exploration activities, surface water diversion upgrades, as well as camp and site access improvements.

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Alamo Dorado mine

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Tonnes milled - kt	423.4	476.3	1,343.3	1,281.6
Average silver grade – grams per tonne	62	62	61	80
Average gold grade – grams per tonne	0.58	0.31	0.33	0.36
Average silver recovery - %	83.7	78.7	81.8	80.6
Production:
Silver – koz	692	674	2,152	2,608
Gold – koz	6.59	3.61	12.45	11.89
Copper – kt	0.04	-	0.06	0.02

Cash cost per ounce net of by-products(1)	$9.58	$17.04	$13.66	$12.50

AISCSOS(2)	$11.81	$14.75	$14.33	$11.78

Payable silver sold - koz	710	770	2,218	2,790

Sustaining capital - (’000s)	$-	$22	$-	$226
(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to our cost of sales.
(2)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015 and 2014.

Alamo Dorado silver production in Q3 2015 was 3% more than that produced in Q3 2014. Despite lower throughput rates in Q3 2015 compared to Q3 2014, the quarter over quarter silver production increased as a result of improved silver recoveries. Q3 2015 gold production was 2,980 ounces, or 83%, higher than that in Q3 2014, a result of significantly higher gold grades and recoveries.

Cash costs of $9.58 per ounce in Q3 2015 were $7.46 per ounce lower than in Q3 2014. The 44% decrease in cash costs was the combined result of a $4.17 per ounce increase in by-product credits and a $3.30 decrease in cost per ounce before by-product credits. The increased by-product credits were attributable to increased gold production partially offset by decreased gold prices, while the decreased operating costs were due to less total tonnes being mined as well as reduced costs of certain consumables and favorable currency exchange rates.

Q3 2015 AISCSOS decreased by 20% to $11.81 from $14.75 in Q3 2014 due primarily to a $2.8 million quarter over quarter decrease in direct operating costs, inclusive of a $1.6 million decrease in NRV adjustments to inventory, offset by an 8% decrease in the amount of payable silver ounces sold from Q3 2014 levels.

No capital expenditures were made at Alamo Dorado during Q3 2015.

Pan American Silver Corp.	12

Huaron mine

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Tonnes milled - kt	207.6	225.9	661.5	656.1
Average silver grade – grams per tonne	157	155	155	153
Average zinc grade – %	2.37	2.31	2.33	2.43
Average copper grade – %	0.94	0.86	0.98	0.83
Average silver recovery - %	83.5	83.5	83.4	83.5
Production:
Silver – koz	879	933	2,718	2,683
Gold – koz	0.20	0.29	0.81	0.86
Zinc – kt	3.00	3.32	9.56	10.83
Copper – kt	1.53	1.55	5.03	4.17
Lead – kt	1.64	1.37	4.96	4.40

Cash cost per ounce net of by-products(1) (2)	$11.51	$10.74	$10.75	$11.33

AISCSOS(3)	$17.76	$17.09	$16.25	$17.91

Payable silver sold - koz	738	749	2,235	2,237
Sustaining capital - (’000s)	$4,131	$4,109	$9,011	$12,356
(1)	In 2014 it was determined that previously reported cash costs per ounce for the Company's Peruvian operations overstated copper by-product credits. Both consolidated and Peruvian cash costs for Q3 2014 have been adjusted to correct for this overstatement. The effect of these corrections was a $3.11 and $2.88 per ounce increase to Huaron’s cash costs per ounce for the three and nine months ended September 30, 2015, respectively.
(2)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to our cost of sales.
(3)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015 and 2014.

Q3 2015 silver production at Huaron was 6% lower in Q3 2015 than in Q3 2014, primarily as a result of decreased throughput rates caused from an unscheduled mill shut-down in September which has since been resolved.

Cash costs of $11.51 per ounce in Q3 2015 were $0.77 per ounce higher than in Q3 2014. The 7% increase in cash costs was driven by a $4.78 per ounce decrease in by-product credits partially offset by a $4.01 per ounce decrease in cash costs per ounce before by-product credits. The decrease in by-product credits per ounce was driven by lower copper and zinc prices, and from declined zinc production partially offset by increased lead production. Reduced operating costs per ounce from those in Q3 2014 continue to be realized with improved productivities obtained through the multi-year mechanization initiatives and favorable currency exchange rates.

Q3 2015 AISCSOS increased by 4% to $17.76 from $17.09 in Q3 2014. The increase was driven by a $4.7 million decrease in by-product credits, resulting mainly from decreased by-product metal prices and lower zinc sales volumes, and from a 1% decrease in the amount of payable silver ounces sold from Q3 2014 levels. Partially offsetting these increases was a $2.6 million reduction to productions costs and a $1.9 million decrease in TCRCs.

Sustaining capital expenditures during Q3 2015 totaled $4.1 million at the Huaron mine and related primarily to equipment refurbishments and replacements, tailings dam expansion, site infrastructure upgrades as well as exploration drilling.

Pan American Silver Corp.	13

Morococha mine(1)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Tonnes milled - kt	163.1	145.2	471.5	417.4
Average silver grade – grams per tonne	124	156	127	154
Average copper grade - %	1.52	0.85	1.49	0.65
Average zinc grade - %	3.11	3.82	2.82	3.78
Average silver recovery - %	86.6	86.8	85.4	86.3
Production:
Silver – koz	564	637	1,641	1,767
Gold – koz	0.83	0.95	2.45	2.02
Zinc – kt	3.58	4.38	8.61	12.51
Lead – kt	0.62	1.27	1.90	3.65
Copper – kt	2.02	0.87	5.87	1.82

Cash cost per ounce net of by-products (2) (3)	$12.59	$8.43	$13.04	$13.46

AISCSOS(4)	$17.74	$13.84	$18.64	$19.12

Payable silver sold - koz	532	571	1,512	1,588

Sustaining capital - (’000s)	$1,874	$2,140	$5,197	$7,050
(1)	Production figures are for Pan American’s 92.3% share only.
(2)	In 2014 it was determined that previously reported cash costs per ounce for the Company's Peruvian operations overstated copper by-product credits. Both consolidated and Peruvian cash costs for Q3 2014 have been adjusted to correct for this overstatement. The effect of these corrections was a $1.57 and $1.36 per ounce increase to Morococha’s cash costs per ounce for the three and nine months ended September 30, 2015, respectively.
(3)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to our cost of sales.
(4)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015 and 2014.

The Morococha mine produced 11% less silver in Q3 2015 than in Q3 2014, a result of a 21% decrease in silver grades attributable to deliberate mine sequencing into higher value copper zones, partially offset by a 12% increase in throughput. An area of high water in-flows was encountered near the high copper grade Esperanza ore bodies which has prevented mine production from that area for much of September 2015. Efforts are underway to control these unexpected water inflows which may delay further production from this important mining area during Q4 2015.

Cash costs of $12.59 per ounce in Q3 2015 were $4.16 per ounce higher than those in Q3 2014, the result of a $7.38 per ounce increase in operating cash costs before by-product credits partially offset by a $3.22 per ounce increase in by-product credits. The increased operating costs per ounce resulted from an 11% decrease in payable silver production partially offset by reduced direct operating costs per tonne obtained through mechanization initiatives and favorable currency exchange rates, partially offset by an increase in smelting costs. The increase in by-product credits was entirely attributable to a deliberate change in mine sequencing favoring higher value copper ore, resulting in a 132% increase in copper production, partially offset by lower average by-product metal prices (particularly copper and zinc), lower zinc and lead production, and higher smelting costs.

Q3 2015 AISCSOS increased by 28% to $17.74 from $13.84 in Q3 2014, driven by a $2.6 million increase in TCRCs, and a 7% decrease in the amount of payable silver ounces sold from Q3 2014 levels, partially offset by $0.9 million decrease in quarter over quarter direct operating costs.

Sustaining capital expenditures during Q3 2015 totalled $1.9 million at the Morococha mine and related primarily to equipment refurbishments and replacements as well as exploration drilling.

Pan American Silver Corp.	14

San Vicente mine (1)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Tonnes milled - kt	86.3	67.9	244.8	230.9
Average silver grade – grams per tonne	412	373	419	403
Average zinc grade - %	2.64	2.13	2.42	2.47
Average silver recovery - %	91.9	92.3	93.0	92.7
Production:
Silver – koz	1,028	755	3,037	2,776
Zinc – kt	1.81	1.11	4.61	4.45
Lead – kt	0.19	0.06	0.63	0.35

Cash cost per ounce net of by-products (2)	$11.23	$16.05	$11.73	$13.71

AISCSOS(3) (4)	$12.99	$12.49	$12.42	$14.47

Payable silver sold - koz	737	1,036	2,572	3,060

Sustaining capital - (’000s)	$807	$828	$2,290	$2,423
(1)	Production figures are for Pan American’s 95.0% share only.
(2)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to our cost of sales.
(3)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015 and 2014.
(4)	In 2014 it was determined that certain charges to metal sales were being treated differently in the quantification of AISCSOS for the Company’s San Vicente operation compared to the Company’s other operations. As such previously reported AISCSOS for the San Vicente operation has been revised to quantify AISCSOS with a methodology consistent with that used by Company’s other operations. The effect of this revision for the three and nine months ended September 30, 2014 was a $2.53 and $ 2.40 reduction to AISCSOS, respectively.

Silver production at the San Vicente mine in Q3 2015 was 273,000 ounces, or 36%, more than that produced in Q3 2014. The increased silver production was primarily attributable to the 27% increase in throughput over Q3 2014 rates due to a two-week work stoppage that occurred during that period and a 10% improvement in silver grades resulting from mine sequencing.

San Vicente’s Q3 2015 cash costs of $11.23 per ounce were $4.82 per ounce lower than the $16.05 per ounce cash costs in Q3 2014. The 30% decrease was the combined result of a $4.80 per ounce decrease in costs before by-product credits resulting from the increased silver production, and a $0.02 per ounce increase in by-product credits. The slight increase to by-product credits was attributable to increases in zinc and lead production offset by lower realized prices.

Q3 2015 AISCSOS increased 4% to $12.99 from $12.49 Q3 2014. The increase was driven by a 29% decrease in the quantity of payable silver ounces sold from Q3 2014 levels, and a $2.3 million decrease in by-product credits, both of which resulted from a build-up of inventories in Q3 2014 due to the timing of shipments. These AISCSOS increase factors were offset by a $4.2 million decrease to direct operating costs, which was also partially attributable to the lower sales volumes.

Sustaining capital expenditures at San Vicente during Q3 2015 totalled $0.8 million and were comprised mainly of infrastructure investments and equipment rebuilds.

Pan American Silver Corp.	15

Manantial Espejo mine

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Tonnes milled - kt	185.8	203.4	567.2	586.5
Average silver grade – grams per tonne	172	164	156	162
Average gold grade – grams per tonne	3.93	2.13	3.31	2.80
Average silver recovery - %	91.3	92.5	91.6	92.1
Average gold recovery - %	95.7	94.7	95.2	95.2
Production:
Silver – koz	928	972	2,578	2,812
Gold – koz	22.72	13.23	56.86	52.19

Cash cost per ounce net of by-products (1)	$4.16	$15.54	$7.66	$8.88

AISCSOS(2)	$29.77	$41.00	$21.68	$18.22

Payable silver sold - koz	960	762	2,677	2,747

Sustaining capital - (’000s)	$2,357	$7,706	$11,725	$21,198
(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to our cost of sales.
(2)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015 and 2014.

Manantial Espejo’s Q3 2015 silver production was 5% less than in Q3 2014 due to the combined result of a 9% decrease in throughput due to an unscheduled mill break-down in September which has since been resolved and slightly lower silver recoveries partially offset by improved silver grades. Gold production in the quarter was 9,500 ounces or 72% more than in Q3 2014, the result of processing higher gold grades from mine sequencing.

Cash costs of $4.16 per ounce in Q3 2015 were $11.38 per ounce lower than those in Q3 2014 The 73% decrease in cash costs was the combined result of a $10.12 per ounce increase in by-product credits and a $1.26 per ounce decrease in direct costs. The increased by-product credit per ounce resulted from the significant increase in gold production, partially offset by lower gold prices. The decrease in direct operating costs was attributable to favorable exchange rates and efficiency initiatives undertaken in the year.

Q3 2015 AISCSOS decreased by 27% to $29.77 from $41.00 in Q3 2014 due primarily to: (i) a $13.2 million increase in by-product credits from an additional 6,600 ounces of gold sold in Q3 2015 compared to Q3 2014; (ii) a 26% quarter over quarter increase in the quantity of silver sold; and (iii) a $5.3 million quarter over quarter decrease in sustaining capital expenditure; offset by a $16.2 million increase in operating costs, inclusive of a $10.0 million increase in negative NRV adjustments compared to Q3 2014 levels.

Sustaining capital expenditures at Manantial Espejo during Q3 2015 totalled $2.4 million and consisted mainly of capitalized open-pit pre-stripping and brownfield exploration.

Pan American Silver Corp.	16

2015 Operating Outlook

Q3 2015 consolidated silver production of 6.61 million ounces brought year-to-date silver production to 19.33 million ounces, which is in line with the production rate required to achieve management’s full year forecast range of 25.5 to 26.5 million silver ounces. With the expected silver production for the remainder of the year, management reaffirms the annual production forecast as indicated in the 2014 year end MD&A.

The record 53,600 ounces of gold produced in Q3 2015 brought year-to-date gold production to 135,500 ounces which represents 80% of the high-end of management’s 2015 annual forecasted range of 165,000 ounces to 175,000 ounces. Based on the year-to-date gold production, and the expected production in the fourth quarter, management now expects 2015 annual gold production to be between 175,000 ounces and 180,000 ounces.

Year-to-date copper, zinc and lead production of 10,960 tonnes, 29,180 tonnes and 10,490 tonnes, respectively, is in-line and on-pace with management’s current annual guidance of 14,000 tonnes to 15,000 tonnes, 37,000 tonnes to 39,000 tonnes, and 13,000 tonnes to 13,500 tonnes, respectively (note: the annual 2015 guidance for copper, zinc and lead were revised in the second quarter of 2015). The copper production forecast for Q4 2015 is heavily dependent on resolving the unexpected water in-flows encountered in the Esperanza ore zones as disclosed in the “Morococha mine” section of this MD&A.

Year-to-date cash costs per ounce of $9.92 were 8% lower than the low-end of management’s 2015 full year forecast of $10.80 to $11.80 presented in the Company’s MD&A for the year ended December 31, 2014. Based on the performance for the first nine months of 2015, management is reducing 2015 full-year cash cost guidance to between $10.00 and $10.50 per ounce.

Year-to-date AISCSOS of $14.99 was $0.51 below the low-end of management’s 2015 full year forecast of $15.50 to $16.50 per ounce. Based on the performance for the first nine months of 2015, management is reducing 2015 full-year AISCSOS guidance to between $15.00 and $15.50 per ounce.

Total sustaining capital investments for the three and nine months ended September 30, 2015 Q3 2015 were $16.0 million, and $50.2 million, respectively, while investment (project development) capital totaled $15.0 million and $43.5 million, respectively. Management continues to expect sustaining capital for 2015 to be approximately $71.0 to $84.0 million. Based on current spending and Q4 2015 forecasts for the La Colorada and Dolores expansion projects, the Company now expects to spend between $45.0 million to $50.0 million at La Colorada and between $20.0 million to $25.0 million at Dolores during 2015 for a total consolidated project spending forecast between $65.0 million to $75.0 million.

Pan American Silver Corp.	17

Q3 2015 Project Development Update

The following table reflects the amounts spent at each of Pan American’s significant projects in the three and nine months ended September 30, 2015 compared to the same periods in 2014:

Project Development (‘000s)	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Dolores Projects	$5,024	$618	$14,725	$9,713
La Colorada Expansion	12,712	5,237	27,352	9,059
Navidad (1)	1,387	985	5,949	2,766
Total	$19,123	$6,840	$48,026	$21,538
(1)	Development spending at Navidad is expensed as incurred which will continue until such time that a change in circumstances regarding the project warrant project costs being capitalized.

•	La Colorada Expansion Project

Pan American invested $12.7 million on the expansion project in Q3 2015 with the quarterly investment relating to the project development activities described below.

Construction of the new sulphide plant continued as scheduled with the pouring of concrete foundations and the commencement of structural steel installations. Approximately 50% of the concrete work was completed as of the end of the quarter. All of the major pieces of process equipment arrived at site and are ready for installation, which will commence in Q4 2015.

Raise boring of the 5.1 metre diameter shaft commenced, and as of the end of Q3 2015 the development had successfully advanced a total of 312 metres, with an additional 298 metres scheduled to be raise bored in Q4 2015. Ground conditions encountered in raise bore thus far have been amendable to raise boring, with the more difficult ground expected to be encountered in the upper portion of the shaft (final 200 meters) requiring rapid shotcrete placement for temporary support in that section of the shaft. Fabrication of the headframe continued on schedule with the permanent hoist installation to commence in Q4 2015.

Negotiations with the local power authorities and land owners continued on schedule for the new 115 kV high voltage powerline to the site. Completion of construction and energizing this new line is expected in early 2017. In the interim, an existing powerline will be upgraded, and temporary diesel generators may be used, to provide power for the additional electrical loads associated with the new sulphide plant for the first year of operation pending completion of the powerline.

At present it is forecast that the new sulphide plant will be ready to receive ore feed towards mid-2016, with the shaft expected to be in operation by the end of 2016. Underground development in support of the increased production levels has continued on schedule.

There was $10.3 million of investing activity cash outflows relating to the expansion project in Q3 2015, which were a result of investments and changes in accounts payable during the quarter.

•	Dolores Projects

Pan American invested $5.0 million in Dolores projects in Q3 2015 comprised predominantly of approximately: $2.4 million in the construction of a new power line; $1.1 million in an additional 382 metres on a new underground ramp; and $1.1 million in the pulp agglomeration plant project.

Pan American Silver Corp.	18

Work on the agglomeration plant project consisted predominantly of basic and detailed engineering, as well as continued laboratory test work. Long lead equipment orders are scheduled to be placed in Q4 2015, with construction to commence in the first half of 2016 once the appropriate construction permits have been received. Completion of construction of the new electrical line, which is required to provide power to the new agglomeration plant, is expected to be completed by mid-2016.

There was $4.7 million of investing activity cash outflows relating to Dolores projects in Q3 2015, which were a result of investments and changes in accounts payable during the quarter.

Overview of Q3 2015 Financial Results

•	Quarterly Information

The following tables set out selected quarterly results for the past eleven quarters, which are stated in thousands of USD, except for the per share amounts. The dominant factors affecting results in the quarters presented below are volatility of metal prices realized, industry wide cost pressures, and the timing of the sales of production which varies with the timing of shipments. The third quarter of 2015 included impairment charges to Manantial Espejo. The fourth quarter of 2014 included impairment charges related to Dolores, Manantial Espejo, Alamo Dorado and certain exploration and development properties including Navidad. The fourth quarter of 2013 included impairment charges to Dolores, and the second quarter of 2013 included impairment charges to Dolores and certain exploration and development properties.

2015	Quarter Ended (unaudited)
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30
Revenue	$178,125	$174,189	$159,414
Mine operating earnings (loss)	$2,630	$(952)	$(25,996)
Attributable loss for the period	$(19,371)	$(7,322)	$(67,048)
Basic loss per share	$(0.13)	$(0.05)	$(0.44)
Diluted loss per share	$(0.13)	$(0.05)	$(0.44)
Cash flow from operating activities	$11,946	$20,577	$32,866
Cash dividends paid per share	$0.125	$0.05	$0.05
Other financial information
Total assets			$1,875,807
Total long term financial liabilities			$75,766
Total attributable shareholders’ equity			$1,435,845

2014	Quarter Ended (unaudited)				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$209,734	$200,847	$178,265	$163,096	$751,942
Mine operating earnings (loss)	$31,576	$10,245	$(12,378)	$(21,369)	$8,073
Attributable earnings (loss) for the period	$6,844	$(5,472)	$(20,254)	$(526,706)	$(545,588)
Basic earnings (loss) per share	$0.05	$(0.04)	$(0.13)	$(3.48)	$(3.60)
Diluted earnings (loss) per share	$0.05	$(0.04)	$(0.15)	$(3.48)	$(3.60)
Cash flow from operating activities	$36,125	$48,895	$38,345	$823	$124,188
Cash dividends paid per share	$0.125	$0.125	$0.125	$0.125	$0.50
Other financial information
Total assets					$2,017,873
Total long term financial liabilities					$79,823
Total attributable shareholders’ equity					$1,563,092

Pan American Silver Corp.	19

2013	Quarters Ended (unaudited)				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$243,012	$175,576	$213,556	$192,360	$824,504
Mine operating earnings	$74,816	$3,814	$33,934	$18,955	$131,519
Attributable earnings (loss) for the period	$20,148	$(186,539)	$14,154	$(293,615)	$(445,851)
Basic earnings (loss) per share	$0.13	$(1.23)	$0.09	$(1.94)	$(2.94)
Diluted earnings (loss) per share	$0.10	$(1.23)	$0.09	$(1.94)	$(2.96)
Cash flow from operating activities	$32,251	$469	$40,730	$46,156	$119,606
Cash dividends paid per share	$0.125	$0.125	$0.125	$0.125	$0.50
Other financial information
Total assets					$2,767,456
Total long term financial liabilities					$110,088
Total attributable shareholders’ equity					$2,182,334

•	Income Statement: Q3 2015 versus Q3 2014

A net loss of $67.5 million was recorded in Q3 2015 compared to a net loss of $20.2 million in Q3 2014, which corresponds to basic losses per share of $0.44 and $0.13 in Q3 2015 and Q3 2014, respectively.

The following table highlights the key items that resulted in the net loss in Q3 2015 as compared to the net loss recorded in Q3 2014:

Q3 2014 net loss (in thousands of USD)		$(20,177)
Decreased revenue:
Lower realized metal prices	$(45,770)
Higher quantities of metal sold	25,050
Decreased settlement adjustments	2,584
Increased treatment and refining charges	(715)
Total decrease in Q3 revenue		$(18,851)
Decreased cost of sales:
Lower production costs and royalty charges	$7,895
Higher depreciation and amortization	(2,662)
Total decrease in Q3 cost of sales		$5,233
Increased impairment charges		(28,756)
Increased other (expenses) income and investment income, net		(4,476)
Decreased gain on commodity contracts, asset sales and derivatives		(2,861)
Decreased income tax recoveries		(2,530)
Increased interest and finance expense		(299)
Decreased foreign exchange loss		2,988
Decreased general and administrative expense		1,922
Decreased exploration and project development expense		293
Q3 2015 net loss		$(67,514)

The majority of the $47.3 million quarter over quarter increase to net loss was due to $28.8 million in impairment charges taken in the quarter with no such charge in Q3 2014. Also impacting the net loss was a $13.6 million quarter over quarter increase to mine operating losses. The increased mine operating losses were primarily attributable to lower realized metal prices in Q3 2015 compared to those in Q3 2014. Partially offsetting these negative price impacts on revenue were increased sales volumes and positive variances in production costs (partially resulting from favorable exchange rate differences).

Revenue for Q3 2015 was $159.4 million, an 11% decrease from the $178.3 million of revenue recognized in Q3 2014. The major factors behind the revenue decrease were a $45.8 million price variance from lower metal prices realized for all metals and a $0.7 million negative variance in treatment and refining charges. Offsetting these revenue effects was a positive $25.1 million variance from higher quantities of gold and copper sold, net of lower quantities of other metals sold, most predominantly silver and zinc, and a $2.6 million decrease in negative settlement adjustments.

Pan American Silver Corp.	20

The following table reflects the metal prices realized by the Company and the quantities of metal sold during each quarter:

	Realized Metal Prices				Quantities of Metal Sold
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014	2015	2014	2015	2014
Silver(1) – koz	$14.75	$18.82	$15.85	$19.47	6,048	6,230	18,460	19,078
Gold(1) – koz	$1,122	$1,284	$1,179	$1,286	50.9	32.6	142.8	122.4
Zinc(1) – kt	$1,747	$2,299	$1,980	$2,139	9.1	10.3	24.5	29.1
Lead(1) – kt	$1,576	$2,207	$1,769	$2,126	3.1	3.6	9.8	10.6
Copper(1) – kt	$5,141	$6,986	$5,473	$6,918	3.2	1.9	9.4	5.1
(1)	Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.

Realized prices for all metals sold decreased from those realized in Q3 2014. Lead, copper, zinc and silver experienced the most significant decreases, falling 29%, 26%, 24% and 22%, respectively, while the quarter over quarter gold price decreased 13%. Silver sales volumes in Q3 2015 were 3% lower than Q3 2014 volumes, the combined result of decreased quarter over quarter silver production and the build-up of silver inventories at certain mines in Q3 2015.

Gold and copper sales volumes in Q3 2015 were 56% and 65%, respectively, higher than in Q3 2014 a direct result of the increased production. Q3 2015 zinc and lead sales volumes were down 11% and 13%, respectively, from Q3 2014 sales volumes as a result of timing of shipments.

Mine operating losses of $26.0 million in Q3 2015 were $13.6 million higher than the $12.4 million of mine operating losses recorded in Q3 2014. Mine operating losses are equal to revenue less cost of sales, substantially the same as gross margin. Mine operating results in both periods were adversely impacted by negative NRV adjustments to inventories, which increased production costs by $16.4 million and $15.4 million in Q3 2015 and Q3 2014, respectively.

The increased quarter over quarter mine operating losses was primarily due to the previously discussed $18.9 million decrease in revenues. Offsetting the revenue decrease was a $7.4 million reduction to production costs, largely driven by quarter over quarter labour and consumable raw materials cost reductions at certain mines, particularly at the Dolores, Alamo Dorado, and Huaron mines (partially resulting from favorable exchange rate differences). Further contributing to lower costs of sales was lower quarter over quarter quantities of metal sold at certain mines, particularly at the San Vicente mine where silver inventory was built up in Q3 2015. Q3 2015 royalties remained relatively consistent with those in Q3 2014, while depreciation and amortization of $36.7 million was 8% more than the $34.1 million in Q3 2014 due primarily to a quarter over quarter increase in the quantity of gold and copper sold.

Exploration and project development expenses of $3.4 million in Q3 2015 were comparable to the $3.7 million incurred in Q3 2014. The expenses recorded in each quarter primarily related to exploration and project development activities near the Company’s existing mines, at select greenfield projects, and on the holding and maintenance costs associated with the Navidad project. During Q3 2015 there were no significant developments affecting the status of the Navidad project.

Pan American Silver Corp.	21

General and administrative (“G&A”) expense, including share-based compensation expense, was $1.6 million in Q3 2015 compared to a $3.6 million expense recorded in Q3 2014. The $2.0 million decrease was driven by: decreased payroll and salary costs relating to certain annual bonuses; higher allocations of costs to operations and projects in Q3 2015 than in Q3 2014; and, the devaluation in the Canadian dollar (“CAD”) from Q3 2014 to Q3 2015, as a large portion of G&A expenses CAD denominated. Share-based compensation of $0.8 million in Q3 2015 was comparable to the $ 0.7 million expense recorded in Q3 2014.

Impairment charges to mineral properties, plant and equipment in Q3 2015 were $28.8 million and related to the impairment of the Manantial Espejo mine. No impairment charges were recorded in Q3 2014.

The decrease in metal prices during 2015, which was most pronounced in the third quarter of 2015, resulted in a decrease in short-term consensus commodity prices which was an indicator of potential impairment with respect to the Manantial Espejo and Alamo Dorado mines, due in part to their relatively short remaining mine lives. It was determined that the carrying value of Alamo Dorado as at September 30, 2015 was supportable and that no impairment charge was required. The estimated recoverable amount of the Manantial Espejo mine as of September 30, 2015, which was estimated on a fair value less costs to sell basis, determined that an impairment charge as of September 30, 2015 was required. The Company estimated the recoverable amount of the mine by way of a discounted future cash flow model. Key assumptions for the model included the most current information on operating and capital costs, and risk adjusted project specific discount rates. The Company used a median of analysts’ consensus pricing for the remaining mine-life which is expected to end in 2018. The metal assumptions used in the model are summarized as follows:

	2015 – 2018 prices
Commodity	2015	2016	2017	2018
Silver $/oz	$16.17	$16.35	$17.35	$18.06
Gold $/oz	$1,183	$1,183	$1,201	$1,227

At September 30, 2015, the Company determined that the carrying value of the Manantial Espejo mine of approximately $83.4 million, including mineral properties, plant equipment, and stockpile inventories, net of associated deferred tax assets and closure and decommissioning liabilities, was greater than its recoverable amount of $29.9 million when using a 8.25% risk adjusted discount rate. Based on this assessment the Company recorded charges to Manantial Espejo’s assets as at September 30, 2015 as follows:

	Pre impairment	Adjustment	Post impairment
Mineral properties, plant and equipment	$55,266	$(28,756)	$26,510
Deferred income tax asset	3,743	(3,743)	-
Closure and decommissioning liability	(9,404)	-	(9,404)
Stockpile inventory (1)	33,787	(20,961)	12,826
	$83,392	$(53,460)	$29,932

(1)	Included as a NRV adjustment to inventory included in production costs for the three and nine months ended September 30, 2015.

Pan American Silver Corp.	22

Foreign exchange losses in Q3 2015 were $3.7 million compared to foreign exchange (“FX”) losses of $6.7 million in Q3 2014. The FX losses in each period related primarily to the periodic devaluation of the CAD on CAD treasury balances and the devaluation of the Mexican Peso (“MXN”) on MXN denominated treasury balances. There were larger devaluations of the CAD and the MXN relative to the USD in Q3 2015 compared to Q3 2014 (e.g., CAD devaluations of 7% and 5%, and MXN devaluations of 8% and 4% in Q3 2015 and Q3 2014, respectively), however the loss in Q3 2015 was less than that in Q3 2014 due to the Company holding approximately 78% less CAD denominated treasury balances in Q3 2015 than it did in Q3 2014.

Investment income for Q3 2015 totaled $0.4 million compared to $1.1 million in Q3 2014 and continued to consist mainly of interest income and net gains from the sale of securities within the Company’s short-term investment portfolio.

Interest and finance expense for Q3 2015 was $1.4 million as compared to $1.2 million in Q3 2014, and consisted of accretion of the Company’s closure liabilities and interest expense associated with the undrawn revolving credit facility, short term loans, leases and the outstanding convertible notes. The increase in the current quarter is attributable to the new revolving credit facility that was established in April, 2015.

Income tax recovery for Q3 2015 were $1.8 million, a $2.5 million decrease from the $4.3 million recovery recorded in Q3 2014. The recoveries in both quarters were comprised of current and deferred income taxes. The decrease in the income tax recovery was primarily a consequence of non-recognition of a deferred tax benefit associated with a non-cash impairment charge on non-current assets on the Manantial Espejo property. This recovery was partially offset by decreased taxable earnings as well as the effects of various temporary and permanent differences as shown in the table below. These resulted in effective tax rates that vary considerably from the comparable period and from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to earnings before income taxes. The main factors which have affected the effective tax rates for the three months ended September 30, 2015 and the comparable period of 2014 were foreign tax rate differences, foreign exchange rate changes, non-recognition of certain deferred tax assets, mining taxes paid, and withholding taxes on payments from foreign subsidiaries. The Company continues to expect that these and other factors will continue to cause volatility in effective tax rates in the future.

Pan American Silver Corp.	23

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Loss before taxes	(69,281)	(24,474)	(90,757)	(6,272)
Statutory tax rate	26.00%	26.00%	26.00%	26.00%
Income tax recovery based on above rates	$(18,013)	$(6,364)	$(23,597)	$(1,631)
Increase (decrease) due to:
Non-deductible expenses	987	1,245	2,686	2,981
Foreign tax rate differences	(6,671)	(3,351)	(10,180)	(3,441)
Change in net deferred tax assets not recognized:
- Argentina exploration expenses	782	624	2,844	1,400
- Other deferred tax assets not recognized	2,947	1,237	3,369	3,978
Non-taxable portion of net earnings from affiliates	(1,239)	(1,227)	(3,676)	(3,641)
Non-taxable unrealized (gains) on derivative financial instruments	-	(583)	(71)	(416)
Effect of other taxes paid (mining and withholding)	1,745	2,200	4,812	6,693
Non- deductible foreign exchange loss	2,575	469	10,721	74
Effect of change in deferred tax resulting from prior asset purchase accounting under IAS12	902	411	1,786	2,200
Impairment charges and NRV adjustments	17,486	-	17,486	-
Change to temporary differences	(2,542)	45	(2,868)	2,635
Other	(726)	997	529	1,992
Income tax (recovery) expense	$(1,767)	$(4,297)	$3,841	$12,824
Effective tax rate	2.55%	17.56%	(4.23)%	(204.46)%

•	Statement of Cash Flows: Q3 2015 versus Q3 2014

Cash flow from operations in Q3 2015 generated $32.9 million compared to the $38.3 million generated in Q3 2014. The $5.5 million decrease in quarterly operating cash flows was primarily the result of a $16.8 million quarter over quarter decrease in operating cash flows before interest and taxes, largely offset by a $10.5 million quarter over quarter decrease in cash taxes paid. The decrease in operating cash flows before interest and tax was driven by a $7.6 million quarter over quarter decrease in sources of cash from changes in non-cash operating working capital accounts, and from decreased Q3 2015 cash revenue and mine operating earnings compared to Q3 2014.

The major difference in non-cash working capital movements arose on the changes in trade and other receivables balances (“Receivables”) and accounts payable and accrued liability balances (“Payables”). Receivables changes in Q3 2015 resulted in a $10.0 million source of cash, $18.0 million less than the $28.0 million source of cash in Q3 2014. This decreased source of cash was partially offset by comparable changes in Payables, which were a $7.1 million use of cash in Q3 2014 compared to a $15.1 million use of cash in Q3 2014.

Investing activities utilized $47.8 million in Q3 2015, inclusive of $18.4 million used for the purchase of short-term investments. The balance of Q3 2015 investing activities consisted primarily of spending $31.0 million on mineral property, plant and equipment at the Company’s mines and projects as previously described in the “Operating Performance” section of this MD&A. In Q3 2014, investing activities used $47.5 million inclusive of $19.0 million of net purchases of short-term investments, and $27.9 million spent on mineral property, plant and equipment additions at the Company’s various operations and projects.

Financing activities in Q3 2015 used $12.6 million compared to $9.4 million in Q3 2014. Cash used in financing activities in Q3 2015 consisted of $7.6 million paid as dividends to shareholders, $4.2 million used for short-term debt repayment (net of proceeds), and $0.6 million of lease repayments. In Q3 2014 $18.9 million of dividends were paid, $12.5 million in new short term debt proceeds were received, and $2.6 million of lease payments were made.

Pan American Silver Corp.	24

•	Income Statement: nine months ended September 30, 2015 and 2014 (“ Q3 YTD 2015” and “Q3 YTD 2014”)

A net loss of $94.6 million recorded for Q3 YTD 2015 compared to a net loss of $19.1 million recorded in Q3 YTD 2014, which corresponds to basic losses per share of $0.62 and $0.12, respectively.

The following table highlights the key items that resulted in the net loss for the nine months ended September 30, 2015 as compared to the net income recorded for the nine months ended September 30, 2014:

Nine months ended September 30, 2014 net loss (in thousands of USD)		$(19,096)
Decreased revenue:
Lower realized metal prices	$(103,043)
Higher quantities of metal sold	32,735
Increased settlement adjustments	(3,259)
Increased treatment and refining charges	(3,551)
Total decrease in Q3 revenue		$(77,118)
Decreased cost of sales:
Lower production costs and royalty charges	$28,068
Higher depreciation and amortization	(4,711)
Total decrease Q3 in cost of sales		$23,357
Increased impairment charges		(28,756)
Increased other expense and investment income, net		(5,794)
Increased exploration and project development expense		(673)
Increased foreign exchange loss		(244)
Decreased income tax expense		8,983
Decreased general and administrative expense		2,720
Decreased interest and finance expense		1,540
Increased gain on commodity contracts, asset sales and derivatives		483
Nine months ended September 2015 net loss		$(94,598)

The majority of the $75.5 million period over period increase to net losses was a $53.8 million decrease in mine operating earnings and the previously discussed $28.8 million impairment charge taken in Q3 2015, with no such charge in the comparable 2014 period. The decreased mine operating earnings were primarily attributable to lower realized metal prices in 2015 compared to 2014, partially offset by increased sales volumes and positive variances in production costs (partially resulting from favorable exchange rate differences).

Revenue for the nine months ended September 30, 2015 was $511.7 million, a 13% decrease from the $588.8 million recognized in the nine months ended September 30, 2014. The major factors behind the revenue decrease: were (i) a $103.0 million price variance from lower metal prices realized for all metals; (ii) a $3.3 million increase in negative settlement adjustments; and (iii); a $3.6 million increase in treatment and refining charges. Offsetting these revenue effects was a positive $32.7 million variance from higher quantities of copper and gold sold, net of lower quantities of other metals sold.

Realized prices in the nine months ended September 30, 2015 for all metals sold decreased from those realized in the Q3 2014. Copper, silver and lead experienced the most significant decreases, falling 21%, 19%, and 17%, respectively, while the period over period gold and zinc prices decreased 8% and 7%, respectively. Q3 YTD 2015 silver sales volumes were 3% lower than the same period in 2014, the combined result of decreased period over period payable silver production and the build-up of silver inventories at certain mines in Q3 2015.

Pan American Silver Corp.	25

Copper and gold sales volumes for Q3 YTD 2015 were 86% and 17% higher, respectively, than those in the same period of 2014, a direct result of increased production, while zinc and lead sales volumes for those periods were down 16% and 8%, respectively, a result of decreased period over period production.

Mine operating losses for the nine months ended September 30, 2015 were $24.3 million, a $53.8 million decrease from mine operating earnings of $29.4 million earned in the nine months ended September 30, 2014. The period over period decrease was largely the result of the previously discussed $77.1 million decrease in revenues. Offsetting the decreased revenues was a $23.4 million decrease in production costs, driven largely from period over period reductions in labour and consumable raw materials costs, particularly at the Dolores, Huaron, and Alamo mines partially resulting from favorable exchange rate differences. Offsetting these reduced production costs were increased period over period production costs at the Manantial Espejo mine driven by a $11.5 million increase in negative NRV adjustment to inventory, which totalled $21.6 million in the nine months ended September 2015, compared to $10.1 million in the same period of 2014. YTD Q3 2015 royalties of $18.0 million were $4.7 million lower than those for the nine months ended September 30, 2014, mainly a result of the period over period declines in metal prices. Depreciation and amortization of $113.9 million and $109.2 million was comparable for the nine months ended September 30, 2015 and 2014, respectively, changing less than 5%.

General and administrative (“G&A”) expense including share-based compensation expense for the nine months ended September 30, 2015 and 2014 was $12.1 million and $14.9 million, respectively. Similar to the previously explained quarter over quarter G&A expense variance, with the majority of G&A costs denominated in CAD, the period over period cost reduction resulted primarily from lower average CAD to USD exchange rates during 2015 compared to 2014. Share-based compensation for the nine months ended September 30, 2015 was $2.3 million, similar to the $2.0 million expense recorded in nine months ended September 30, 2014.

Exploration and project development expenses of $9.6 million for the nine months ended September 30, 2015 were comparable to the $8.9 million for the nine months ended September 30, 2014. Similar to the quarter over quarter explanation, exploration and project development expenses related to activities near the Company’s existing mines, at select greenfield projects, and on the holding and maintenance costs associated with the Navidad project.

Impairment charges for the nine months ended September 30, 2015 related entirely to the previously discussed Q3 2015 impairment of the Manantial Espejo mine, there were no impairment charges for the nine months ended September 30, 2014.

FX losses for the nine months ended September 30, 2015 were $9.0 million compared to FX losses of $8.8 million for the same period of 2014. Similar to the previously described quarterly FX losses, the FX losses for the nine month period ending September 30, 2015 and 2014 were both primarily due to losses from CAD and MXN currency devaluation on CAD and MXN treasury balances. For the nine month period ended September 30, the CAD devalued 14% in 2015 compared to 4% in 2014, while the MXN devalued 14% in 2015 compared to 2% in 2014. The increased period over period FX loss is attributable to the Company holding relatively more MXN denominated treasury balances combined with a larger comparable MXN devaluation. The CAD currency devaluation in the period was offset by the previously described decrease in the amount of CAD denominated treasury balances held during 2015, which was approximately 67% less than that held in 2014.

Investment income for the nine months ended September 30, 2015 was $1.1 million compared to $2.3 million for the nine months ended September 30, 2014 and also consisted mainly of interest income and net gains from the sales of securities within the Company’s short-term investment portfolio.

Pan American Silver Corp.	26

Interest and finance expense for the nine months ended September 30, 2015 was $5.9 million, $1.5 million less than the $7.5 million recorded in the nine months ended September 30, 2014. The period over period reduction was mainly the result of lower interest rates on loans payable in 2015 compared to 2014.

Income tax expense for the nine months ended September 30, 2015 was a provision of $3.8 million, a $9.0 million decrease from the $12.8 million income tax provision recorded in the same period of 2014. Both provisions were comprised of current and deferred income taxes. The period over period decrease in the provision was primarily a consequence of non- recognition of a deferred tax benefit associated with a non-cash impairment charge on non-current assets at Manantial Espejo mine, and decreased taxable earnings generated in the nine months ended September 30, 2015, as well as the effects of various temporary and permanent differences as shown in the table above. The main factors that affected the effective tax rates for the nine months ended September 30, 2015 and 2014 were foreign tax rate differences, foreign exchange rate changes, non-recognition of certain deferred tax assets, mining taxes paid and withholding taxes on payments from foreign subsidiaries.

•	Statement of Cash Flows: nine months ended September 30, 2015 versus nine months ended September 30, 2014

Cash flow from operations for the nine months ended September 30, 2015 generated $65.3 million, $58.1 million less than the $123.4 million generated for the nine months ended September 30, 2014. The operating cash flow decrease was predominantly due to the decline in cash revenue due to the previously discussed decline in metal prices. Offsetting this decrease was a decrease of $14.8 million in income taxes paid for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014, and a $6.0 million quarter over quarter increase in sources of cash from changes in non-cash operating working capital accounts.

The major difference in non-cash working capital movements arose on changes in inventory balances which generated a $6.2 million increased source of cash in 2015 compared to 2014. As well, the timing of Payables which were a $6.4 million use of cash in the current period, $5.4 million less than the $11.8 million used in the same period in 2014, and a $0.9 increased source of cash from changes in Receivables. These period over period cash-flow-positive changes were offset by comparative changes in prepaid expenditures and provisions which were a net $4.1 million use of cash in the nine months ended September 30, 2015, compared to a net $2.3 million cash generation in the same period in 2014.

Investing activities utilized $17.4 million for the nine months ended September 30, 2015, inclusive of $73.0 million generated on net sales of short-term investments. Other investing activities for the period consisted primarily of $93.0 million on mineral properties plant and equipment investments. For the nine months ended September 30, 2014, investing activities used $149.6 million inclusive of $47.2 million used on net purchases of short-term investments, and $101.6 million spent on mineral properties, plant and equipment at the Company’s various operations and projects.

Financing activities for the nine months ended September 30, 2015 used $39.3 million compared to $63.0 million for the nine months ended September 30, 2014. Cash used in financing activities during 2015 consisted of $34.1 million paid as dividends to shareholders, $7.0 million of lease repayments and $2.3 million generated from additional short term debt proceeds. For the nine months ended September 30, 2014, $56.8 million in dividends were paid, $3.8 million in lease payments were made and $2.0 million was spent on short-term debt repayment (net of proceeds).

Pan American Silver Corp.	27

Liquidity Position

The Company’s cash balance at September 30, 2015 was $155.3 million, which was a decrease of $27.4 million from the balance at June 30, 2015, while the balance of the Company’s short-term investments at September 30, 2015 was $110.8 million, an increase of $18.6 million from the balance at June 30, 2015. The combined liquidity decrease in Q3 2015 of $8.8 million resulted primarily from an additional $31.0 million in capital expenditures used on property, plant and equipment, and $7.6 million used for the payment of dividends, partially offset by $32.9 million in cash generated from operating activities. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.

Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances.

Working capital at September 30, 2015 was $420.1 million, a decrease of $49.7 million from June 30, 2015 working capital of $469.8 million. The decrease in working capital was due to the previously described $8.8 million decrease in cash and short-term investments and a net $40.9 million decrease in other working capital accounts that arose primarily from: a $20.6 million decrease in inventories (primarily associated with the write-down of the carrying value of Manantial Espejo); a $12.7 million decrease in income taxes receivable; a $5.4 million decrease in trade and other receivables; and a $5.3 million increase in accounts payable and accrued liabilities; partially offset by a $3.9 million decrease in current loans payable, and a $2.3 million decrease in current income tax liabilities.

The Company’s financial position at September 30, 2015 and the operating cash flows that are expected over the next twelve months lead management to believe that the Company’s liquid assets are sufficient to fund currently planned capital expenditures for existing operations and to discharge liabilities as they come due. The Company remains well positioned to take advantage of further strategic opportunities as they become available.

The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

Capital Resources

Total attributable shareholders’ equity at September 30, 2015 was $1,435.8 million, a decrease of $127.2 million from December 31, 2014, primarily because of the $93.7 million net loss for the nine months ended September 30, 2015 and $34.1 million in dividends paid. As of September 30, 2015, the Company had approximately 151.7 million common shares outstanding for a share capital balance of $2,296.8 million (December 31, 2014, 151.6 million and $2,296.7 million). The basic weighted average number of common shares outstanding was 151.6 million and 151.5 million for the nine months ended September 30, 2015, and 2014, respectively.

On December 17, 2014, the Company announced that the Toronto Stock Exchange (the “TSX”) accepted the Company’s notice of its intention to make a normal course issuer bid (“NCIB”) to purchase up to 7,575,290 of its common shares, representing up to 5% of Pan American’s issued and outstanding shares. The period of the bid began on December 22, 2014 and will continue until December 21, 2015 or an earlier date should the Company complete its purchases. This is the Company’s fourth consecutive NCIB program. However, no shares have been repurchased under this current program up until the date of this MD&A. Under the Company’s previous program that ended on December 4, 2014, nil shares were purchased. Since initiating share buy backs in 2011, the Company has acquired and cancelled approximately 6.5 million of its shares.

Pan American Silver Corp.	28

Purchases pursuant to the NCIB are required to be made on the open market through the facilities of the TSX and the NASDAQ at the market price at the time of acquisition of any common shares, and in accordance with the rules and policies of the TSX and NASDAQ and applicable securities laws. Pan American is not obligated to make any further purchases under the program. All common shares acquired by the Company under the share buy-back programs have been cancelled and purchases were funded out of Pan American’s working capital.

Pan American maintains the NCIB because, in the opinion of its Board of Directors, the market price of its common shares, from time to time, may not fully reflect the underlying value of its mining operations, properties and future growth prospects. The Company believes that in such circumstances, the outstanding common shares represent an appealing investment for Pan American since a portion of the Company’s excess cash generated on an annual basis can be invested for an attractive risk adjusted return on capital through the share buy-back program.

A copy of the Company’s notice of its intention to make a NCIB filed with the TSX can be obtained from the Corporate Secretary of Pan American without charge.

As at September 30, 2015, the Company had approximately 1.1 million stock options outstanding, with exercise prices in the range of CAD $11.49 to CAD $40.22 and a weighted average life of 54 months. 0.7 million of the stock options were vested and exercisable at September 30, 2015 with an average weighted exercise price of CAD $21.86 per share.

The following table sets out the common shares, warrants and options outstanding as at the date of this MD&A:

Outstanding as at November 12, 2015
Common shares	151,668,500
Options	1,106,644
Total	152,775,144

Additionally, as described in the September 30, 2015 unaudited condensed interim consolidated financial statements in the note entitled Long Term Debt (Note 14), the Company has outstanding convertible notes associated with the Minefinders acquisition that could result in the issuance of a variable amount of common shares.

On April 15, 2015, the Company entered into a senior secured revolving credit facility (the "Facility") with a syndicate of eight lenders. The Facility is a US$300 million secured revolving line of credit that matures on April 15, 2019 and is available for general corporate purposes, including acquisitions. The terms of the Facility provide the Company with the flexibility of various borrowing and letter of credit options. With respect to loans drawn based on the average annual rate of interest at which major banks in the London interbank market are offering deposits in US Dollars ("LIBOR"), the interest margin on such loan is between 2.125% and 3.125% over LIBOR, depending on the Company's leverage ratio at the time of a specified reporting period. At the date of this MD&A, no drawings had been made under the Facility.

Pan American Silver Corp.	29

Financial Instruments

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts.

During Q2 2015, the Company entered into copper swap contracts designed to fix or limit the Company’s exposure to lower copper prices (the “Copper Swaps”). The Copper Swaps were on 4,080 metric tonnes (“MT”) of copper at an average fixed price of $6,044 USD/MT. As of September 30, 2015 1,530 MT of the Copper Swaps remained outstanding. The Company recorded gains of $1.7 million and $2.5 million on the Copper Swaps during the three and nine months ended September 30, 2015. Of these gains, $1.2 million was realized in both the three and nine months ended September 2015. No such gains or losses were recorded in the three and nine months ended September 30, 2014

A part of the Company’s operating and capital expenditures is denominated in local currencies other than USD. These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk. The Company held cash and short-term investments of $18.9 million in CAD, $14.4 million in MXN, $2.8 million in Peruvian Soles, and $1.4 million in Bolivian Bolivianos (“BOB”) at September 30, 2015. At September 30, 2015, the Company has collared its foreign currency exposure of MXN purchases with puts and call contracts which have a nominal value of $22.7 million and have settlement dates between October, 2015 and June, 2016. The positions have a weighted average floor of $15.96 and average cap of $18.15. The Company recorded losses of $0.2 million and $0.2 million on the MXN forward contracts in the three and nine months ended September 30, 2015, respectively (three and nine months ended September 30, 2014 - $nil).

During Q1 2015, the Company entered into diesel swap contracts designed to fix or limit the Company’s exposure to higher fuel prices (the “Diesel Swaps”). The Diesel Swaps had an initial notional value of $13.0 million. During Q3 2015, the Company entered into additional Diesel Swaps with an initial notional value of $5.0 million. $10.6 million of the notional amounts of the Diesel Swaps remained outstanding as of September 30, 2015. The Company recorded losses of $2.2 million and $0.7 million on the Diesel Swaps during the three and nine months ended September 30, 2015, respectively. Of these losses, $0.3 million was realized in both the three and nine months ended September 2015, respectively. No such gains or losses were recorded in the three and nine months ended September 30, 2014.

Other than the Diesel Swaps, Copper Swaps and the MXN forward contract positions there were no other gains or losses on any commodity or foreign currency contracts in either the three and nine months ended September 30, 2015 and 2014.

During Q3 2015, the Company maintained short term bank loans in Argentina and at September 30, 2015 had a balance outstanding of $20.0 million (December 31, 2014: $17.6 million). These loans were denominated in USD and Argentine Pesos as at September 30, 2015 and December 31, 2014, respectively, and were drawn for the purposes of short-term cash management and to partially offset the foreign exchange exposure of holding local currency denominated financial assets.

The carrying value of the conversion feature on convertible notes assumed by the Company in the Minefinders transaction is at fair value; while cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments.

Pan American Silver Corp.	30

The conversion feature of the convertible notes was reflected at fair value and is adjusted each period. The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date. Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative. The financial liability and embedded derivative were recognized initially at their respective fair values. The embedded derivative is now recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized as amortized cost using the effective interest method. Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss. On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date. Assumptions used in the fair value calculation of the embedded derivative component at September 30, 2015 were expected stock price volatility of 46.0%, expected life of 0.25 years, and expected dividend yield of 3.2%.

During Q3 2015 and Q3 2014, the Company recorded a gain (loss) on the revaluation of the conversion feature of the convertible notes of $nil and $(2.2) million, respectively. For the nine months ended September 30, 2015, the Company recorded a gain on the revaluation of the conversion feature of the convertible notes of $0.3 and $1.4 million, respectively.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Contractual Commitments and Contingencies

The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that are material, other than those disclosed in this MD&A and the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015 and 2014, and the related notes contained therein.

Pan American Silver Corp.	31

The Company had the following contractual obligations at September 30, 2015:

	Payments due by period
	Total	Within 1 year(2)	2 - 3 years	4- 5 years	After 5 years
Current liabilities	$122,915	$122,915	$-	$-	$-
Loan obligation	20,198	20,198	-	-	-
Severance accrual	4,186	904	1,353	1,181	748
Finance lease obligations(1)	2,026	1,777	249	-	-
Provisions	4,789	3,120	330	733	606
Income taxes payable	12,307	12,307	-	-	-
Derivative financial instruments	1,182	1,182	-	-	-
Restricted share units (“RSUs”) (3)	1,502	1,002	500	-	-
Performance share units (“PSUs”) (4)	199	-	199	-	-
Current portion of long term debt (5)	36,239	36,239	-	-	-
Total contractual obligations(6)	$205,543	$199,644	$2,631	$1,914	$1,354

(1)	Includes lease obligations in the amount of $2.0 million (December 31, 2014 - $8.4 million) with a net present value of $2.0 million (December 31, 2014 - $8.0 million) discussed further in Note 13 of the Condensed Interim Consolidated Financial Statements.
(2)	Includes all current liabilities as per the statement of financial position plus items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.

September 30, 2015	Future interest component		Within 1 year
Current portion of:
Accounts payable and other liabilities	$122,915	$-	$122,915
Loan obligation	20,021	177	20,198
Current severance liability	904	-	904
Current portion of finance lease	1,749	28	1,777
Provisions	3,120	-	3,120
Income taxes payable	12,307	-	12,307
Derivative financial instruments	1,182	-	1,182
Employee Compensation PSU’s & RSU’s	840	162	1,002
Convertible note	35,852	387	36,239
Total contractual obligations within one year	$198,890	$754	$199,644
(3)	Includes RSU obligation in the amount of $1.5 million (December 31, 2014 – $2.2 million) that will be settled in cash or shares. The RSUs vest in two instalments, 50% one year from date of grant and 50% two years from date of grant.
(4)	Includes PSU obligation in the amount of $0.2 million (December 31, 2014- $nil) that will be settled in cash. The PSU’s vest three years from date of grant.
(5)	Represents the face value of the replacement convertible note and future interest payments related to the Minefinders acquisition. Refer to Note 14 of the Condensed Interim Consolidated Financial Statements for further details.
(6)	Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the deferred credit arising from the Aquiline acquisition discussed in Note 15 of the Condensed Interim Consolidated Financial Statements, and deferred tax liabilities.

Related Party Transactions

During the nine months ended September 30, 2015 a company indirectly owned by a trust of which a past director of the Company, Robert Pirooz, is a beneficiary, was paid approximately $1.4 million (Q3 2014 $0.3 million) for consulting services, inclusive of a termination of services payment. No related party transactions occurred in the three months ended September 30, 2015. For the three and nine months ended September 30, 2014 payments made by the Company under related party transactions were $nil and $0.3 million, respectively. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Alternative Performance (non-GAAP) Measures

•	AISCSOS

We believe that AISCSOS reflects a comprehensive measure of the full cost of operating our consolidated business given it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated earnings and cash flow. To facilitate a better understanding of this measure as calculated by the Company, the following table provides the detailed reconciliation of this measure to the applicable cost items, as reported in the consolidated income statements for the respective periods:

Pan American Silver Corp.	32

		Three months ended September 30,		Nine months ended September 30,
(In thousands of USD, except as noted)		2015	2014(1)	2015	2014(1)
Direct operating costs		$126,958	$135,336	$398,323	$399,764
Net realizable value (“NRV”) inventory adjustments		16,374	15,415	5,833	27,741
Production costs		$143,333	$150,751	$404,156	$427,506
Royalties		5,351	5,829	17,960	22,678
Smelting, refining and transportation charges(2)		22,342	21,627	65,864	62,312
Less by-product credits(2)		(94,297)	(86,938)	(285,722)	(277,168)
Cash cost of sales net of by-products(4)		$76,729	$91,270	$202,257	$235,326

Sustaining capital(3)		$15,953	$25,803	$50,225	$74,912
Exploration and project development		3,372	3,665	9,620	8,947
Reclamation cost accretion		810	810	2,429	2,429
General & administrative expense		1,641	3,561	12,137	14,857
All-in sustaining costs(4)	A	$98,504	$125,108	$276,670	$336,473
Payable ounces sold (in thousands)	B	6,047,675	6,230,115	18,460,299	19,077,958
All-in sustaining cost per silver ounce sold, net of by-products	A/B	$16.29	$20.08	$14.99	$17.64
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV) adjustments)		$13.58	$17.61	$14.67	$16.18
(1)	In 2014 it was determined that certain charges to metal sales were being treated differently in the quantification of AISCSOS for the Company’s San Vicente operation compared to the Company’s other operations. As such previously reported AISCSOS for the San Vicente operation have been revised to quantify AISCSOS with a methodology consistent with that used by Company’s other operations. The effect of this revision for the three and nine months ended September 30, 2014 was a $0.42 and $0.38 decrease to the Company’s previously reported consolidated AISCSOS of $20.50 and $18.02 respectively.
(2)	Included in the revenue line of the unaudited condensed interim consolidated income statements and are reflective of realized metal prices for the applicable periods.
(3)	Please refer to the table below.
(4)	Totals may not add due to rounding.

As part of the AISCSOS measure, sustaining capital is included while expansionary or acquisition capital (referred to by the Company as investment capital) is not. Inclusion of sustaining capital only is a better measure of capital costs associated with current ounces sold as opposed to investment capital, which is expected to increase future production. For the periods under review, the below noted items associated with the La Colorada expansion project, and Dolores’ leach pad and other expansionary expenditures are considered investment capital projects.

Pan American Silver Corp.	33

Reconciliation of payments for mineral property, plant and equipment and sustaining capital	Three months ended September 30,		Nine months ended September 30,
(in thousands of USD)	2015	2014	2015	2014
Payments for mineral property, plant and equipment(1)	$31,026	$27,925	$93,030	$101,630
Add/(Subtract)
Advances received for leases	-	880	920	2,594
Non-Sustaining capital (Dolores, Navidad, La Colorada projects, and other)	(15,073)	(3,002)	(43,724)	(29,312)
Sustaining Capital(2)	$15,953	$25,803	$50,225	$74,912
(1)	As presented on the unaudited condensed interim consolidated statements of cash flows.
(2)	Totals may not add due to rounding

Three months ended September 30, 2015 (1) (in thousands of USD except as noted)
AISCSOS	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PAS CORP	Consolidated Total (1)
Direct Operating Costs	$10,822	$33,132	$13,980	$16,233	$16,344	$5,670	$30,780		$126,958
Net Realizable Value Adjustments	-	(929)	(915)	-	-	-	18,218		16,374
Production costs	$10,822	$32,203	$13,064	$16,233	$16,344	$5,670	$48,999		$143,333
Royalties	92	1,254	79	-	-	2,897	1,029		5,351
Smelting, refining and other direct selling charges	2,927	33	113	6,250	8,560	1,976	2,482		22,342
Less by-product credits	(5,162)	(24,259)	(4,932)	(13,928)	(17,616)	(1,833)	(26,566)		(94,297)
Cash cost of sales net of by-products	$8,679	$9,231	$8,325	$8,555	$7,287	$8,711	$25,944		$76,729
Sustaining capital	2,717	4,066	-	4,131	1,874	807	2,357		15,953
Exploration	80	123	(1)	268	188	-	-	2,714	3,372
Reclamation cost accretion	59	90	58	150	96	56	274	26	810
General & Administrative expense	-	-	-	-	-	-	-	1,641	1,641
All-in sustaining costs (1)	$11,536	$13,510	$8,382	$13,104	$9,446	$9,574	$28,575	$4,380	$98,504

Payable silver ounces sold	1,230,730	1,140,000	710,000	737,660	532,386	737,190	959,710		6,047,675

All-in Sustaining Costs per Silver Ounce Sold	$9.37	$11.85	$11.81	$17.76	$17.74	$12.99	$29.77		$16.29
All-in Sustaining Costs per Silver Ounce Sold (Excludes NRV adj.)	$9.37	$12.67	$13.09	$17.76	$17.74	$12.99	$10.79		$13.58

(1) Totals may not add due to rounding.

Pan American Silver Corp.	34

Nine months ended September 30, 2015 (1) (in thousands of USD except as noted)
AISCSOS	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PAS CORP	Consolidated Total (1)
Direct Operating Costs	$37,388	$103,277	$46,125	$49,880	$51,388	$20,463	$89,802		$398,323
Net Realizable Value Adjustments	-	(14,549)	(1,206)	-	-	-	21,588		5,833
Production costs	$37,388	$88,728	$44,919	$49,880	$51,388	$20,463	$111,390		$404,156
Royalties	313	4,064	247	-	-	10,509	2,828		17,960
Smelting, refining and other direct selling charges	8,868	101	431	19,535	23,713	6,532	6,683		65,864
Less by-product credits	(17,171)	(74,957)	(13,983)	(43,275)	(52,893)	(8,016)	(75,428)		(285,722)
Cash cost of sales net of by-products	$29,399	$17,936	$31,614	$26,141	$22,208	$29,488	$45,473		$202,257
Sustaining capital	6,904	15,097	-	9,012	5,197	2,290	11,725		50,225
Exploration	82	458	-	712	480	-	-	7,888	9,620
Reclamation cost accretion	178	271	174	450	288	169	822	77	2,429
General & Administrative expense	-	-	-	-	-	-	-	12,137	12,137
All-in sustaining costs (1)	$36,562	$33,763	$31,788	$36,314	$28,173	$31,948	$58,020	$20,103	$276,669

Payable silver ounces sold	3,846,325	3,400,000	2,218,277	2,235,386	1,511,827	2,571,682	2,676,802		18,460,299

All-in Sustaining Costs per Silver Ounce Sold	$9.51	$9.93	$14.33	$16.25	$18.64	$12.42	$21.68		$14.99
All-in Sustaining Costs per Silver Ounce Sold (Excludes NRV adj.)	$9.51	$14.21	$14.87	$16.25	$18.64	$12.42	$13.61		$14.67

(1) Totals may not add due to rounding.

Three months ended September 30, 2014 (1) (in thousands of USD except as noted)
AISCSOS	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PAS CORP	Consolidated Total (1)
Direct Operating Costs	$13,858	$35,836	$15,142	$18,811	$17,247	$9,913	$24,531		$135,336
Net Realizable Value Adjustments	-	6,448	699	-	-	-	8,267		15,415
Production costs	$13,858	$42,284	$15,841	$18,811	$17,247	$9,913	$32,798		$150,751
Royalties	117	1,346	102	-	-	3,341	924		5,829
Smelting, refining and other direct selling charges	2,730	42	141	8,129	5,952	2,897	1,735		21,627
Less by-product credits	(6,043)	(22,349)	(4,915)	(18,607)	(17,601)	(4,106)	(13,317)		(86,938)
Cash cost of sales net of by-products	$10,662	$21,323	$11,169	$8,334	$5,598	$12,045	$22,141		$$91,270
Sustaining capital	4,173	6,824	22	4,109	2,140	828	7,706		25,802
Exploration	3	679	108	201	60	-	1,100	1,514	3,665
Reclamation cost accretion	59	90	58	150	96	56	274	26	810
General & Administrative expense	-	-	-	-	-	-	-	3,561	3,561
All-in sustaining costs (1)	$14,897	$28,917	$11,358	$12,794	$7,894	$12,929	$31,221	$5,101	$125,108

Payable silver ounces sold	1,291,910	1,052,100	770,000	748,527	570,501	1,035,506	761,571		6,230,115

All-in Sustaining Costs per Silver Ounce Sold	$11.53	$27.49	$14.75	$17.09	$13.84	$12.49	$41.00		$20.08
All-in Sustaining Costs per Silver Ounce Sold (Excludes NRV adj.)	$11.53	$21.36	$13.84	$17.09	$13.84	$12.49	$30.14		$17.61

(1) Totals may not add due to rounding.

Pan American Silver Corp.	35

Nine months ended September 30, 2014 (1) (in thousands of USD except as noted)
AISCSOS	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PAS CORP	Consolidated Total (1)
Direct Operating Costs	$38,315	$99,475	$47,214	$56,428	$52,284	$25,784	$80,266		$399,765
Net Realizable Value Adjustments	-	16,911	699	-	-	-	10,131		27,741
Production costs	$38,315	$116,387	$47,912	$56,428	$52,284	$25,784	$90,397		$427,506
Royalties	341	3,865	361	-	-	14,788	3,322		22,678
Smelting, refining and other direct selling charges	8,366	130	485	21,783	14,635	10,167	6,746		62,312
Less by-product credits	(17,781)	(63,518)	(16,499)	(52,198)	(44,289)	(9,072)	(73,811)		(277,168)
Cash cost of sales net of by-products	$29,241	$56,864	$32,259	$26,013	$22,630	$41,668	$26,654		$235,326
Sustaining capital	11,988	19,670	226	12,356	7,050	2,423	21,198		74,912
Exploration	8	1,339	201	1,254	397	-	1,362	4,386	8,947
Reclamation cost accretion	178	271	174	450	288	169	822	77	2,429
General & Administrative expense	-	-	-	-	-	-	-	14,857	14,857
All-in sustaining costs (1)	$41,415	$78,144	$32,861	$40,073	$30,366	$44,260	$50,036	$19,320	336,472

Payable silver ounces sold	3,627,189	3,029,100	2,789,772	2,236,956	1,588,360	3,059,663	2,746,919		19,077,958

All-in Sustaining Costs per Silver Ounce Sold	$11.42	$25.80	$11.78	$17.91	$19.12	$14.47	$18.22		$17.64
All-in Sustaining Costs per Silver Ounce Sold (Excludes NRV adj.)	$11.42	$20.21	$11.53	$17.91	$19.12	$14.47	$14.53		$16.18

(1) Totals may not add due to rounding.

•	Cash Costs per Ounce of Silver, net of by-product credits

Pan American produces by-product metals incidentally to our silver mining activities. We have adopted the practice of calculating the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production, as a performance measure. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.

Cash costs per ounce metrics, net of by-product credits, were utilized extensively in our internal decision making processes. We believe they are useful to investors as these metrics facilitate comparison, on a mine by mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period by period basis, and against the operations of our peers in the silver industry on a consistent basis. Cash costs per ounce is conceptually understood and widely reported in the silver mining industry. However, cash cost per ounce does not have a standardized meaning prescribed by GAAP and the Company’s method of calculating cash costs may differ from the methods used by other entities.

To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the production costs, as reported in the consolidated income statements for the respective periods:

Pan American Silver Corp.	36

Total Cash Costs per ounce of Payable Silver, net of by-product credits		Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S. dollars except as noted)		2015	2014(1)	2015	2014(1)
Production costs		$143,337	$150,754	$404,158	$427,508
Add/(Subtract)
Royalties		5,351	5,829	17,960	22,678
Smelting, refining, and transportation charges		23,632	19,634	70,485	55,773
Worker’s participation and voluntary payments		18	(262)	(209)	(596)
Change in inventories		1,650	3,028	(15,998)	6,869
Other		(3,449)	(1,633)	(7,419)	(4,192)
Non-controlling interests(2)		(1,067)	(799)	(3,259)	(3,542)
Metal inventories recovery (write-down)		(16,374)	(15,415)	(5,833)	(27,741)
Cash Operating Costs before by-product credits(3)		153,098	161,136	459,886	472,755
Less gold credit		(59,420)	(42,919)	(156,237)	(149,523)
Less zinc credit		(17,028)	(21,090)	(50,976)	(61,705)
Less lead credit		(5,618)	(7,304)	(18,011)	(22,501)
Less copper credit		(16,659)	(14,710)	(54,605)	(35,932)
Cash Operating Costs net of by-product credits(3)	A	54,373	75,113	180,056	207,095

Payable Silver Production (koz.)	B	6,220	5,842	18,160	18,323
Cash Costs per ounce net of by-product credits	(A*$1000) /B	$8.74	$12.86	$9.92	$11.30
(1)	Previously reported cash costs for the Company's Peruvian operations overstated copper by-product credits. Both consolidated and Peruvian cash costs for 2014 have been adjusted to correct for this overstatement. The effect of these corrections for Q2 and H1 2014 was as follows: a $0.45 and $0.43 per ounce increase to consolidated cash costs; a $2.88 and $2.76 per ounce increase to Huaron cash costs; and a $1.17 and $1.25 per ounce increase to Morococha cash costs respectively.
(2)	Figures presented in the reconciliation table above are on a 100% basis as presented in the unaudited condensed interim consolidated financial statements with an adjustment line item to account for the portion of the Morococha and San Vicente mines owned by non-controlling interests, an expense item not included in operating cash costs. The associated tables below are for the Company’s share of ownership only.
(3)	Figures in this table and in the associated tables below may not add due to rounding.

Three months ended September 30, 2015 (1) (in thousands of USD except as noted)

		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$14,398	$35,770	$14,129	$21,539	$22,615	$13,757	$29,337	$151,544
Less gold credit	b1	(679)	(25,340)	(7,378)	(24)	(423)	(54)	(25,484)	(59,382)
Less zinc credit	b2	(3,561)	-	-	(4,555)	(5,500)	(2,804)	-	(16,420)
Less lead credit	b3	(1,636)	-	-	(2,634)	(993)	(258)	-	(5,521)
Less copper credit	b4	-		(185)	(6,012)	(9,653)	-	-	(15,850)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(5,876)	$(25,340)	$(7,563)	$(13,225)	$(16,569)	$(3,116)	$(25,484)	$(97,173)
Cash Costs net of by-product credits	C=(A+B)	$8,522	$10,430	$6,566	$8,314	$6,046	$10,642	$3,852	$54,371

Payable ounces of silver (thousand)	D	1,261	1,198	686	722	480	948	926	6,220

Cash cost per ounce net of by-products	C/D	$6.76	$8.70	$9.58	$11.51	$12.59	$11.23	$4.16	$8.74

(1)	Totals may not add due to rounding.
Pan American Silver Corp.	37

Nine months ended September 30, 2015(1)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$45,887	$99,828	$43,826	$70,123	$67,399	$41,886	$86,344	$455,293
Less gold credit	b1	(1,991)	(71,456)	(14,461)	(151)	(1,264)	(178)	(66,621)	$(156,122)
Less zinc credit	b2	(11,009)	-	-	(16,117)	(14,309)	(7,925)	-	$(49,360)
Less lead credit	b3	(5,093)	-	-	(8,479)	(3,222)	(899)	-	$(17,694)
Less copper credit	b4	-	-	(257)	(21,439)	(30,365)	-	-	$(52,061)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(18,093)	$(71,456)	$(14,718)	$(46,186)	$(49,160)	$(9,003)	$(66,621)	$(275,237)
Cash Costs net of by-product credits	C=(A+B)	$27,793	$28,372	$29,107	$23,937	$18,239	$32,883	$19,723	$180,056

Payable ounces of silver (thousand)	D	3,730	3,297	2,131	2,226	1,399	2,803	2,573	18,160

Cash cost per ounce net of by-products	C/D	$7.45	$8.61	$13.66	$10.75	$13.04	$11.73	$7.66	$9.92
(1)	Totals may not add due to rounding.

Three months ended September 30,2014 (1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$15,882	$33,792	$16,040	$27,090	$21,503	$13,326	$31,965	$159,598
Less gold credit	b1	(537)	(19,755)	(4,591)	(62)	(938)	(57)	(16,896)	(42,837)
Less zinc credit	b2	(3,342)	-	-	(6,382)	(8,394)	(2,147)	-	(20,265)
Less lead credit	b3	(1,649)	-	-	(2,794)	(2,591)	(48)	-	(7,082)
Less copper credit	b4	-	-	(14)	(9,252)	(5,019)	-	-	(14,284)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(5,529)	$(19,755)	$(4,605)	$(18,490)	$(16,941)	$(2,252)	$(16,896)	$(84,468)
Cash Costs net of by-product credits	C=(A+B)	$10,353	$14,037	$11,435	$8,600	$4,562	$11,074	$15,068	$75,130

Payable ounces of silver (thousand)	D	1,206	963	671	801	541	690	970	5,842

Cash cost per ounce net of by-products	C/D	$8.58	$14.57	$17.04	$10.74	$8.43	$16.05	$15.54	$12.86

(1)	Totals may not add due to rounding.

Nine months ended September 30, 2014 (1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$46,811	$101,755	$47,831	$78,989	$61,869	$43,551	$92,000	$472,807
Less gold credit	b1	(1,853)	(62,762)	(15,273)	(260)	(1,932)	(185)	(67,086)	(149,349)
Less zinc credit	b2	(9,974)	-	-	(19,236)	(22,271)	(7,918)	-	(59,399)
Less lead credit	b3	(5,369)	-	-	(8,768)	(7,270)	(454)	-	(21,861)
Less copper credit	b4	-	-	(132)	(24,647)	(10,280)	-	-	(35,059)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(17,195)	$(62,762)	$(15,404)	$(52,911)	$(41,753)	$(8,556)	$(67,086)	$(265,668)
Cash Costs net of by-product credits	C=(A+B)	$29,616	$38,993	$32,427	$26,078	$20,116	$34,995	$24,914	$207,139

Payable ounces of silver (thousand)	D	3,554	3,018	2,595	2,303	1,494	2,553	2,806	18,323

Cash cost per ounce net of by-products	C/D	$8.33	$12.92	$12.50	$11.33	$13.46	$13.71	$8.88	$11.30

(1)	Totals may not add due to rounding.

Pan American Silver Corp.	38

•	Adjusted Earnings and Basic Adjusted Earnings Per Share

Adjusted earnings is a non-GAAP measure that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period, relating to positions which will settle in future periods, and items that are non-recurring. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred but does not reverse or otherwise unwind the effect of such items in future periods.

The following table shows a reconciliation of adjusted loss and earnings for the three and nine months ended September 30, 2015 and 2014, to the net (loss) earnings for each period.

	Three months ended September 30,		Nine months ended September 30,
Adjusted Earnings (loss) Reconciliation	2015	2014	2015	2014
Net (loss) earnings for the period	$(67,514)	$(20,177)	$(94,598)	$(19,096)
Adjust derivative gain	-	(2,242)	(274)	(1,600)
Adjust write-downs to Manantial Espejo asset carrying amounts (1)	47,428	-	47,428	-
Adjust write-down of other assets	5,205	-	5,205	-
Adjust unrealized foreign exchange losses	3,185	2,577	2,179	4,652
Adjust net realizable value of heap inventory	1,038	8,482	35	25,596
Adjust unrealized loss (gain) on commodity contracts	1,759	-	(154)	-
Adjust (gain) loss on sale of assets	(62)	129	(334)	(200)
Adjust for effect of taxes	(345)	(3,031)	62	(8,970)
Adjusted (loss) earnings for the period	$(9,306)	$(14,262)	$(40,451)	$382
Weighted average shares for the period	151,653	151,506	151,647	151,503
Adjusted (loss) earnings per share for the period	$(0.06)	$(0.09)	$(0.27)	$0.00

(1)	The $47.4 million adjustment includes the $53.5 million of net write-down to the Manantial Espejo assets as presented in the table under “Impairment charges” in the “Income Statement: Q3 2015 versus Q3 2014” section of this MD&A, less $6.0 million of negative NRV inventory adjustments attributable to the effect of Q3 2015 price declines on the ounces contained in the stockpile.

•	Working Capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risks and risks related to its relations with employees.  These and other risks are described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com), Form 40-F filed with the SEC, and the Audited Annual Consolidated Financial Statements for the year ended December 31, 2014. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.

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•	Foreign Jurisdiction Risk

Pan American currently conducts operations in Peru, Mexico, Argentina and Bolivia. All of these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section. The Company is unable to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of Pan American’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, lack of an independent judiciary, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

All of Pan American’s current production and revenue is derived from its operations in Peru, Mexico, Argentina and Bolivia. As Pan American’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation; economic and regulatory instability; military repression and increased likelihood of international conflicts or aggression; possible need to obtain political risk insurance and the costs and availability of this and other insurance; unreliable or undeveloped infrastructure; labour unrest; lack of availability of skilled labour; difficulty obtaining key equipment and components for equipment; regulations and restrictions with respect to import and export and currency controls; changing fiscal regimes; high rates of inflation; the possible unilateral cancellation or forced renegotiation of contracts; unanticipated changes to royalty and tax regimes; extreme fluctuations in currency exchange rates; volatile local political and economic developments; uncertainty regarding enforceability of contractual rights; difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, and with respect to permitting; violence and more prevalent or stronger organized crime groups; terrorism and hostage taking; difficulties enforcing judgments generally, including judgments obtained in Canadian or United States courts against assets and entities located outside of those jurisdictions; and increased public health concerns. In most cases, the effect of these factors cannot be accurately predicted.

The Company’s Mexican operations, Alamo Dorado and La Colorada, have suffered from armed robberies of doré in the past. The Company has instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents. The Company has subsequently renewed its insurance policy to mitigate some of the financial loss that would result from such criminal activities in the future, however a substantial deductible amount would apply to any such losses in Mexico.

In December 2012, the Mexican government introduced changes to the Federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to employee benefits. These amendments may have an effect on the distribution of profits to workers and this could result in additional financial obligations to the Company. At this time, the Company believes that it continues to be in compliance with the federal labour law and that these amendments will not result in any new material obligations for the Company. Based on this assessment, the Company has not accrued any amounts. The Company will continue to monitor developments in Mexico to assess the potential impact of these amendments.

In 2013, the Mexican government introduced various 2014 tax reforms. Amongst other changes, the bill proposed a deductible royalty of 7.5% on mine operating income before certain deductions including amortization and depreciation as well as a 0.5% mining duty on mining companies’ precious metal revenue. In addition, the corporate income tax rate is expected to remain at 30% whereas it was previously forecast to be reduced to 28% by 2015. The Company has evaluated the effects of the tax reforms on our future cash flows and future earnings, and recorded a deferred tax charge of $86.0 million in the fourth quarter of 2013, in addition to incorporating the impact of the tax returns in our impairment models for the Company’s Mexican mining assets.

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Local opposition to mine development projects has arisen periodically in some of the jurisdictions in which we operate, and such opposition has at times been violent. There can be no assurance that similar local opposition will not arise in the future with respect to Pan American’s foreign operations. If Pan American were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on Pan American’s operations or profitability.

Government regulation in Argentina related to the economy has increased substantially over the past few years. In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. An example of the changing regulations which have affected the Company’s activities in Argentina was the Argentinean Ministry of Economy and Public Finance resolution in 2012 that reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, the Manantial Espejo operation temporarily suspended doré shipments while local management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, shortly thereafter, the Ministry issued a revised resolution which extended the 15-day limit to 120 days and the effect of the delayed shipments and sales was made up during the remainder of 2012.

The Argentine government has also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation.

The government of Argentina has also tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

In September 2013, the provincial government of Santa Cruz, Argentina passed amendments to its tax code that introduced a new mining property tax with a rate of 1% to be charged annually on published proven reserves, which has the potential to significantly affect the Manantial Espejo mine as well as other companies operating in the province. The Company has in place certain contracts that could potentially affect or exempt the Company from having this new tax applicable and as such is evaluating its options with its advisors. The Company and other mining companies in the province have taken steps to challenge the legality and constitutionality of the tax.

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On May 28, 2014, the Bolivian government enacted Mining Law No. 535 (the “New Mining Law”). Among other things, the New Mining Law has established a new Bolivian mining authority to provide principal mining oversight (varying the role of COMIBOL) and sets out a number of new economic and operational requirements relating to state participation in mining projects. Further, the New Mining Law provides that all pre-existing contracts are to migrate to one of several new forms of agreement within a prescribed period of time. As a result, we anticipate that our current joint venture agreement with COMIBOL relating to the San Vicente mine will be subject to migration to a new form of agreement and may require renegotiation of some terms in order to conform to the New Mining Law requirements. We are assessing the potential impacts of the New Mining Law on our business and are awaiting further regulatory developments, but the primary effects on the San Vicente operation and our interest therein will not be known until such time as we have, if required to do so, renegotiated the existing contract, and the full impact may only be realized over time. In the meantime, we understand that pre-existing agreements will be respected during the period of migration and we will take appropriate steps to protect and, if necessary, enforce our rights under our existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the migration of our contract will not impact our involvement in the San Vicente operation in an adverse way and such actions could have a material adverse effect on us and our business.

On June 25, 2015, the Bolivian government enacted the new Conciliation and Arbitration Law No. 708 (the “New Conciliation and Arbitration Law”), which endeavors to set out newly prescribed arbitral norms and procedures, including for foreign investors. However, whether the New Conciliation and Arbitration Law applies specifically to pre-existing agreements between foreign investors and COMIBOL, and how this new legislation interacts with the New Mining Law, remains somewhat unclear. As a result, we await clarification by regulatory authorities and will continue to assess the potential impacts of the New Conciliation and Arbitration Law on our business.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

•	Metal Price Risk

Pan American derives its revenue from the sale of silver, zinc, lead, copper, and gold. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Pan American Silver takes the view that its precious metals production should not be hedged, thereby, allowing the Company to maintain maximum exposure to precious metal prices. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production under forward sales and option contracts, as described under the “Financial Instruments” section of this MD&A. Since base metal and gold revenue are treated as a by-product credit for purposes of calculating cash costs per ounce of silver and AISCSOS, these non-GAAP measures are highly sensitive to base metal and gold prices. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. Subsequent to quarter end, the market prices of certain metals declined significantly and were below levels used in the Company’s most recent impairment test. If metal prices remain at these levels for an extended period of time, the Company may need to reassess its price assumptions, and a significant decrease in the price assumptions could be an indicator of potential impairment. A description of the impact of metal price changes on certain Company assets is included in the Key Assumption and Sensitivity sections included in both the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2014 (included in Note 11), and in the 2014 annual MD&A (included in the Income Statement analysis section).

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•	Exchange Rate Risk

Pan American reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since the Company’s revenues are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. The local currencies that the Company has the most exposure to are the Peruvian soles (“PEN”), Mexican pesos (“MXN”) and Argentine pesos (“ARS”).

In order to mitigate this exposure, the Company maintains a portion of its cash balances in PEN, MXN and CAD and, from time to time, enters into forward currency positions to match anticipated spending as discussed in the section “Financial Instruments”.

The Company’s balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies. Accounting convention dictates that these balances are translated at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on the Company’s income statement.

•	Claims and Legal Proceedings

Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, including claims relating to former or current employees. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Pan American. The Company carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, Pan American may be involved in disputes with other parties in the future which may result in a material adverse impact on our financial condition, cash flow and results of operations. Please refer to Commitments and Contingencies Note 23 of the Q3 2015 Financial Statements for further information.

Significant Judgments and Key Sources of Estimation Uncertainty in the Application of Accounting Policies

In preparing financial statements in accordance with International Financial Reporting Standards, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.

Readers should also refer to Note 2 of the consolidated financial statements for the year ended December 31, 2014, for the Company’s summary of significant accounting policies.

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Changes in Accounting Standards

There was no significant accounting standards or interpretations or any consequential amendments, required for the Company to adopt effective January 1, 2015.

a.	Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released on July 24, 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard and amendments on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Companies can elect to use either a full or modified retrospective approach when adopting this standard. On July 22, 2015, the IASB confirmed a one year deferral of the effective date of IFRS 15 to January 1, 2018. The Company is in the process of analyzing IFRS 15 and determining the effect on our consolidated financial statements as a result of adopting this standard.

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Disclosure Controls and Procedures

Management’s Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b)	are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors, and

c)	are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting during the three months ended June 30, 2015 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Technical Information

Michael Steinmann and Martin Wafforn, each of whom are Qualified Persons, as the term is defined in NI 43-101, have reviewed and approved the contents of this MD&A.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS MD&A CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS MD&A THE WORDS, “WILL”, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “GUIDANCE”, “OUTLOOK”, “POTENTIAL”, “ANTICIPATED”, “BUDGET”, AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS PRODUCED BY THE COMPANY; FUTURE CASH COSTS PER OUNCE OF SILVER AND ALL-IN SUSTAINING COSTS PER SILVER OUNCE SOLD; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING but NOT LIMITED TO THE laws in THE PROVINCE OF CHUBUT, ARGENTINA, WHICH CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING, AND AMENDMENTS TO THE LABOUR and tax LAWS IN MEXICO. the introduction of the new mining property tax in santa cruz, argentina, AND THE NEW MINING LAW AND THE NEW CONCILIATION AND ARBITRATION LAW IN BOLIVIA, each of WHICH COULD PLACE ADDITIONAL FINANCIAL OBLIGATIONS ON OUR SUBSIDIARIES; THE CONTINUING NATURE OF HIGH INFLATION, RISING CAPITAL AND OPERATING COSTS, CAPITAL RESTRICTIONS AND RISKS OF EXPROPRIATION RELATIVE TO CERTAIN OF OUR OPERATIONS, PARTICULARLY IN ARGENTINA and bolivia, AND THEIR EFFECTS ON OUR BUSINESS; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING NECESSARY FOR SUSTAINING CAPITAL; the successful implementation and effects of ONGOING OR FUTURE DEVELOPMENT and expansion PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS; AND REPAYMENT OF RSUS AND PSUS, AS WELL AS THAT SUCH REPAYMENT WILL BE IN CASH..

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MD&A AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO, BOLIVIAN BOLIVIANO and canadian dollar VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; HAVING SUFFICIENT CASH TO PAY OBLIGATIONS AS THEY COME DUE AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

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